Exhibit 99.3



Cenovus Energy Inc.

Consolidated Financial Statements

For the Year Ended December 31, 2018

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2018

TABLE OF CONTENTS

REPORT OF MANAGEMENT

Management's Responsibility for the Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Cenovus Energy Inc. are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect Management's best judgments.

The Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee which is made up of five independent directors. The Audit Committee has a written mandate that complies with the current requirements of Canadian securities legislation and the United States *Sarbanes – Oxley Act of 2002* and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee meets with Management and the independent auditors on at least a quarterly basis to review and approve interim Consolidated Financial Statements and Management's Discussion and Analysis prior to their public release as well as annually to review the annual Consolidated Financial Statements and Management's Discussion and Analysis and recommend their approval to the Board of Directors.

Management's Assessment of Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Consolidated Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and effectiveness of internal control over financial reporting as at December 31, 2018. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Based on our evaluation, Management has concluded that internal control over financial reporting was effective as at December 31, 2018.

PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, was appointed to audit and provide independent opinions on both the Consolidated Financial Statements and internal control over financial reporting as at December 31, 2018, as stated in their Report of Independent Registered Public Accounting Firm dated February 12, 2019. PricewaterhouseCoopers LLP has provided such opinions.

/s/ Alexander J. Pourbaix	*/s/ Jonathan M. McKenzie*
Alexander J. Pourbaix	**Jonathan M. McKenzie**
President &	Executive Vice-President &
Chief Executive Officer	Chief Financial Officer
Cenovus Energy Inc.	Cenovus Energy Inc.

February 12, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cenovus Energy Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Consolidated Balance Sheets of Cenovus Energy Inc. and its subsidiaries, (together, the "Company") as of December 31, 2018 and 2017, and the related Consolidated Statements of Earnings (Loss), Comprehensive Income (Loss), Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers LLP
Suncor Energy Centre, 111 5th Avenue SW, Suite 3100, East Tower, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.



Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Calgary, Alberta, Canada

February 12, 2019

We have served as the Company's auditor since 2008.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

For the years ended December 31,
($ millions, except per share amounts)

	Notes	2018	2017	2016
Revenues	1			
Gross Sales		**21,389**	17,314	11,015
Less: Royalties		**545**	271	9
		20,844	17,043	11,006
Expenses	1			
Purchased Product		**8,744**	8,033	6,978
Transportation and Blending		**5,942**	3,748	1,715
Operating		**2,184**	1,949	1,239
Production and Mineral Taxes		**1**	1	-
(Gain) Loss on Risk Management	33	**305**	896	401
Depreciation, Depletion and Amortization	10,18	**2,131**	1,838	931
Exploration Expense	10,17	**2,123**	888	2
General and Administrative		**391**	300	318
Onerous Contract Provisions	24	**629**	8	8
Finance Costs	6	**627**	645	390
Interest Income		**(19)**	(62)	(52)
Foreign Exchange (Gain) Loss, Net	7	**854**	(812)	(198)
Revaluation (Gain)	9	**-**	(2,555)	-
Transaction Costs	9	**-**	56	-
Re-measurement of Contingent Payment	23	**50**	(138)	-
Research Costs		**25**	36	36
(Gain) Loss on Divestiture of Assets	8	**795**	1	6
Other (Income) Loss, Net		**(12)**	(5)	34
Earnings (Loss) From Continuing Operations Before Income Tax		**(3,926)**	2,216	(802)
Income Tax Expense (Recovery)	12	**(1,010)**	(52)	(343)
Net Earnings (Loss) From Continuing Operations		**(2,916)**	2,268	(459)
Net Earnings (Loss) From Discontinued Operations	11	**247**	1,098	(86)
Net Earnings (Loss)		**(2,669)**	3,366	(545)
Basic and Diluted Earnings (Loss) Per Share ($)	13			
Continuing Operations		**(2.37)**	2.06	(0.55)
Discontinued Operations		**0.20**	0.99	(0.10)
Net Earnings (Loss) Per Share		**(2.17)**	3.05	(0.65)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31,
($ millions)

	Notes	**2018**	2017	2016
Net Earnings (Loss)		**(2,669)**	3,366	(545)
Other Comprehensive Income (Loss), Net of Tax	29			
Items That Will Not be Reclassified to Profit or Loss:				
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		**(3)**	9	(3)
Changes in the Fair Value of Equity Instruments at FVOCI [1]		**1**	(1)	(1)
Items That May be Reclassified to Profit or Loss:				
Foreign Currency Translation Adjustment		**397**	(275)	(106)
Total Other Comprehensive Income (Loss), Net of Tax		**395**	(267)	(110)
Comprehensive Income (Loss)		**(2,274)**	3,099	(655)

[1]   *Fair Value through Other Comprehensive Income ("FVOCI").*

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

As at December 31,
($ millions)

	Notes	2018	2017
Assets			
Current Assets			
Cash and Cash Equivalents	14	**781**	610
Accounts Receivable and Accrued Revenues	15	**1,238**	1,830
Income Tax Receivable		**-**	68
Inventories	16	**1,013**	1,389
Risk Management	33,34	**163**	63
Assets Held for Sale	11	**-**	1,048
Total Current Assets		**3,195**	5,008
Exploration and Evaluation Assets	1,17	**785**	3,673
Property, Plant and Equipment, Net	1,18	**28,698**	29,596
Income Tax Receivable		**160**	311
Risk Management	33,34	**-**	2
Other Assets	19	**64**	71
Goodwill	1,20	**2,272**	2,272
Total Assets		**35,174**	40,933
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities	21	**1,833**	2,627
Current Portion of Long-Term Debt	22	**682**	-
Contingent Payment	23	**15**	38
Onerous Contract Provisions	24	**50**	8
Income Tax Payable		**17**	129
Risk Management	33,34	**3**	1,031
Liabilities Related to Assets Held for Sale	11	**-**	603
Total Current Liabilities		**2,600**	4,436
Long-Term Debt	22	**8,482**	9,513
Contingent Payment	23	**117**	168
Onerous Contract Provisions	24	**613**	37
Risk Management	33,34	**-**	20
Decommissioning Liabilities	25	**875**	1,029
Other Liabilities	26	**158**	136
Deferred Income Taxes	12	**4,861**	5,613
Total Liabilities		**17,706**	20,952
Shareholders' Equity		**17,468**	19,981
Total Liabilities and Shareholders' Equity		**35,174**	40,933
Commitments and Contingencies	36		

See accompanying Notes to Consolidated Financial Statements.

Approved by the Board of Directors

/s/ Patrick D. Daniel

Patrick D. Daniel
Director
Cenovus Energy Inc.

/s/ Colin Taylor

Colin Taylor
Director
Cenovus Energy Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI [1]	Total
	(Note 28)	(Note 28)		(Note 29)	
As at December 31, 2015	5,534	4,330	1,507	1,020	12,391
Net Earnings (Loss)	-	-	(545)	-	(545)
Other Comprehensive Income (Loss)	-	-	-	(110)	(110)
Total Comprehensive Income (Loss)	-	-	(545)	(110)	(655)
Stock-Based Compensation Expense	-	20	-	-	20
Dividends on Common Shares	-	-	(166)	-	(166)
As at December 31, 2016	5,534	4,350	796	910	11,590
Net Earnings (Loss)	-	-	3,366	-	3,366
Other Comprehensive Income (Loss)	-	-	-	(267)	(267)
Total Comprehensive Income (Loss)	-	-	3,366	(267)	3,099
Common Shares Issued	5,506	-	-	-	5,506
Stock-Based Compensation Expense	-	11	-	-	11
Dividends on Common Shares	-	-	(225)	-	(225)
As at December 31, 2017	**11,040**	**4,361**	**3,937**	**643**	**19,981**
Net Earnings (Loss)	**-**	**-**	**(2,669)**	**-**	**(2,669)**
Other Comprehensive Income (Loss)	**-**	**-**	**-**	**395**	**395**
Total Comprehensive Income (Loss)	**-**	**-**	**(2,669)**	**395**	**(2,274)**
Stock-Based Compensation Expense	**-**	**6**	**-**	**-**	**6**
Dividends on Common Shares	**-**	**-**	**(245)**	**-**	**(245)**
As at December 31, 2018	**11,040**	**4,367**	**1,023**	**1,038**	**17,468**

[1]   *Accumulated Other Comprehensive Income (Loss).*

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,
($ millions)

	Notes	2018	2017	2016
Operating Activities				
Net Earnings (Loss)		**(2,669)**	3,366	(545)
Depreciation, Depletion and Amortization	18	**2,131**	2,030	1,498
Exploration Expense	17	**2,123**	890	2
Deferred Income Taxes	12	**(794)**	583	(209)
Unrealized (Gain) Loss on Risk Management	33	**(1,249)**	729	554
Unrealized Foreign Exchange (Gain) Loss	7	**649**	(857)	(189)
Revaluation (Gain)	9	**-**	(2,555)	-
Re-measurement of Contingent Payment	23	**50**	(138)	-
(Gain) Loss on Discontinuance	11	**(301)**	(1,285)	-
(Gain) Loss on Divestiture of Assets	8	**795**	1	6
Unwinding of Discount on Decommissioning Liabilities	25	**63**	128	130
Onerous Contract Provisions, Net of Cash Paid	24	**618**	(8)	53
Other Asset Impairments	10	**-**	-	30
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		**206**	(18)	1
Other		**52**	48	92
Net Change in Other Assets and Liabilities		**(72)**	(107)	(91)
Net Change in Non-Cash Working Capital		**552**	252	(471)
Cash From (Used in) Operating Activities		**2,154**	3,059	861
Investing Activities				
Acquisition, Net of Cash Acquired	9	**-**	(14,565)	-
Capital Expenditures – Exploration and Evaluation Assets	17	**(55)**	(147)	(67)
Capital Expenditures – Property, Plant and Equipment	18	**(1,322)**	(1,523)	(967)
Proceeds From Divestitures	8,11	**1,050**	3,210	8
Net Change in Investments and Other		**9**	-	(1)
Net Change in Non-Cash Working Capital		**(295)**	159	(52)
Cash From (Used in) Investing Activities		**(613)**	(12,866)	(1,079)
Net Cash Provided (Used) Before Financing Activities		**1,541**	(9,807)	(218)
Financing Activities	35			
Issuance of Long-Term Debt	22	**-**	3,842	-
(Repayment) of Long-Term Debt	22	**(1,144)**	-	-
Net Issuance (Repayment) of Revolving Long-Term Debt	22	**(20)**	32	-
Issuance of Debt Under Asset Sale Bridge Facility	22	**-**	3,569	-
(Repayment) of Debt Under Asset Sale Bridge Facility	22	**-**	(3,600)	-
Common Shares Issued, Net of Issuance Costs	28	**-**	2,899	-
Dividends Paid on Common Shares	13	**(245)**	(225)	(166)
Other		**(1)**	(2)	(2)
Cash From (Used in) Financing Activities		**(1,410)**	6,515	(168)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		**40**	182	1
Increase (Decrease) in Cash and Cash Equivalents		**171**	(3,110)	(385)
Cash and Cash Equivalents, Beginning of Year		**610**	3,720	4,105
Cash and Cash Equivalents, End of Year		**781**	610	3,720

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of developing, producing and marketing crude oil, natural gas liquids ("NGLs") and natural gas in Canada with marketing activities and refining operations in the United States ("U.S.").

Cenovus is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company's basis of preparation for these Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company's reportable segments are:

- **Oil Sands**, which includes the development and production of bitumen in northeast Alberta. Cenovus's bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development. The Company's interest in certain of its operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, increased from 50 percent to 100 percent on May 17, 2017.

- **Deep Basin**, which includes approximately 2.8 million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities. These assets were acquired on May 17, 2017.

- **Refining and Marketing**, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus's marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

- **Corporate and Eliminations**, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company's rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

In 2017, the Company announced its intention to divest of its Conventional segment that included its heavy oil assets at Pelican Lake, the CO_2 enhanced oil recovery project at Weyburn and conventional crude oil, NGLs and natural gas assets in the Suffield and Palliser areas in southern Alberta. As such, the associated results of operations have been reported as a discontinued operation (see Note 11). As at January 5, 2018, all of the Company's Conventional assets were sold.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

A) Results of Operations – Segment and Operational Information

For the years ended December 31,	Oil Sands 2018	2017	2016	Deep Basin 2018	2017	2016	Refining and Marketing 2018	2017	2016
Revenues									
Gross Sales	**10,026**	7,362	2,929	**904**	555	-	**11,183**	9,852	8,439
Less: Royalties	**473**	230	9	**72**	41	-	**-**	-	-
	9,553	7,132	2,920	**832**	514	-	**11,183**	9,852	8,439
Expenses									
Purchased Product	**-**	-	-	**-**	-	-	**9,261**	8,476	7,325
Transportation and Blending	**5,879**	3,704	1,721	**90**	56	-	**-**	-	-
Operating	**1,037**	934	501	**403**	250	-	**927**	772	742
Production and Mineral Taxes	**-**	-	-	**1**	1	-	**-**	-	-
(Gain) Loss on Risk Management	**1,551**	307	(179)	**26**	-	-	**(1)**	6	26
Operating Margin	**1,086**	2,187	877	**312**	207	-	**996**	598	346
Depreciation, Depletion and Amortization	**1,439**	1,230	655	**412**	331	-	**222**	215	211
Exploration Expense	**6**	888	2	**2,117**	-	-	**-**	-	-
Segment Income (Loss)	**(359)**	69	220	**(2,217)**	(124)	-	**774**	383	135

For the years ended December 31,	Corporate and Eliminations 2018	2017	2016	Consolidated 2018	2017	2016
Revenues						
Gross Sales	**(724)**	(455)	(353)	**21,389**	17,314	11,015
Less: Royalties	**-**	-	-	**545**	271	9
	(724)	(455)	(353)	**20,844**	17,043	11,006
Expenses						
Purchased Product	**(517)**	(443)	(347)	**8,744**	8,033	6,978
Transportation and Blending	**(27)**	(12)	(6)	**5,942**	3,748	1,715
Operating	**(183)**	(7)	(4)	**2,184**	1,949	1,239
Production and Mineral Taxes	**-**	-	-	**1**	1	-
(Gain) Loss on Risk Management	**(1,271)**	583	554	**305**	896	401
Depreciation, Depletion and Amortization	**58**	62	65	**2,131**	1,838	931
Exploration Expense	**-**	-	-	**2,123**	888	2
Segment Income (Loss)	**1,216**	(638)	(615)	**(586)**	(310)	(260)
General and Administrative	**391**	300	318	**391**	300	318
Onerous Contract Provisions	**629**	8	8	**629**	8	8
Finance Costs	**627**	645	390	**627**	645	390
Interest Income	**(19)**	(62)	(52)	**(19)**	(62)	(52)
Foreign Exchange (Gain) Loss, Net	**854**	(812)	(198)	**854**	(812)	(198)
Revaluation (Gain)	**-**	(2,555)	-	**-**	(2,555)	-
Transaction Costs	**-**	56	-	**-**	56	-
Re-measurement of Contingent Payment	**50**	(138)	-	**50**	(138)	-
Research Costs	**25**	36	36	**25**	36	36
(Gain) Loss on Divestiture of Assets	**795**	1	6	**795**	1	6
Other (Income) Loss, Net	**(12)**	(5)	34	**(12)**	(5)	34
	3,340	(2,526)	542	**3,340**	(2,526)	542
Earnings (Loss) From Continuing Operations Before Income Tax				**(3,926)**	2,216	(802)
Income Tax Expense (Recovery)				**(1,010)**	(52)	(343)
Net Earnings (Loss) From Continuing Operations				**(2,916)**	2,268	(459)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

B) Revenues by Product

For the years ended December 31,	2018	2017	2016
Upstream			
Crude Oil	9,662	7,184	2,902
Natural Gas	321	235	16
NGLs	333	184	-
Other	69	43	2
Refined Product	9,032	7,312	5,972
Market Optimization	2,151	2,540	2,467
Corporate and Eliminations	(724)	(455)	(353)
Revenues From Continuing Operations	20,844	17,043	11,006

C) Geographical Information

	Revenues		
For the years ended December 31,	2018	2017	2016
Canada	11,695	9,723	4,978
United States	9,149	7,320	6,028
Consolidated	20,844	17,043	11,006

	Non-Current Assets [1]	
As at December 31,	2018	2017
Canada [2]	27,644	31,756
United States	4,175	3,856
Consolidated	31,819	35,612

[1] Includes exploration and evaluation ("E&E") assets, property, plant and equipment ("PP&E"), other assets and goodwill.
[2] Certain crude oil and natural gas properties of the Deep Basin segment, which reside in Canada, were reclassified in 2018 to PP&E and E&E from assets held for sale in current assets.

Export Sales

Sales of crude oil, NGLs and natural gas produced or purchased in Canada that have been delivered to customers outside of Canada were $2,500 million (2017 – $1,713 million; 2016 – $974 million).

Major Customers

In connection with the marketing and sale of Cenovus's own and purchased crude oil, NGLs, natural gas and refined products for the year ended December 31, 2018, Cenovus had three customers (2017 – two; 2016 – three) that individually accounted for more than 10 percent of its consolidated gross sales. Sales to these customers, recognized as major international energy companies with investment grade credit ratings, were approximately $7,840 million, $2,285 million and $2,263 million, respectively (2017 – $5,655 million and $1,964 million; 2016 – $4,742 million, $1,623 million and $1,400 million), which are included in all of the Company's operating segments.

D) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

	E&E Assets		PP&E	
As at December 31,	2018	2017	2018	2017
Oil Sands	639	617	21,646	22,320
Deep Basin	146	3,056	2,482	3,019
Refining and Marketing	-	-	4,284	3,967
Corporate and Eliminations	-	-	286	290
Consolidated	785	3,673	28,698	29,596

	Goodwill		Total Assets	
As at December 31,	2018	2017	2018	2017
Oil Sands	2,272	2,272	25,373	26,799
Deep Basin	-	-	2,742	6,694
Conventional	-	-	14	644
Refining and Marketing	-	-	5,621	5,432
Corporate and Eliminations	-	-	1,424	1,364
Consolidated	2,272	2,272	35,174	40,933

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

E) Capital Expenditures [1]

For the years ended December 31,	2018	2017	2016
Capital Investment			
Oil Sands	887	973	604
Deep Basin	211	225	-
Conventional	-	206	171
Refining and Marketing	208	180	220
Corporate and Eliminations	57	77	31
	1,363	1,661	1,026
Acquisition Capital			
Oil Sands [2]	332	11,614	11
Deep Basin	9	6,774	-
Total Capital Expenditures	1,704	20,049	1,037

(1)   Includes expenditures on PP&E, E&E assets and assets held for sale.
(2)   In connection with the acquisition discussed in Note 9, Cenovus was deemed to have disposed of its pre-existing interest in FCCL Partnership ("FCCL") and re-acquired it at fair value as required by International Financial Reporting Standard 3, "Business Combinations" ("IFRS 3"), which is not reflected in the table above. The carrying value of the pre-existing interest was $9,081 million and the estimated fair value was $11,605 million as at May 17, 2017.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). These Consolidated Financial Statements have been prepared in compliance with IFRS.

These Consolidated Financial Statements have been prepared on a historical cost basis, except as detailed in the Company's accounting policies disclosed in Note 3.

These Consolidated Financial Statements were approved by the Board of Directors on February 12, 2019.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Principles of Consolidation

The Consolidated Financial Statements include the accounts of Cenovus and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are consolidated from the date of acquisition of control and continue to be consolidated until the date that there is a loss of control. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Joint operations arise when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company's Refining activities are conducted through the joint operation WRB Refining LP ("WRB") and, accordingly, the accounts reflect the Company's share of the assets, liabilities, revenues and expenses. Prior to May 17, 2017, FCCL was accounted for as a joint operation. Subsequent to the acquisition discussed in Note 9, Cenovus controls FCCL, and accordingly, FCCL has been consolidated.

B) Foreign Currency Translation

Functional and Presentation Currency

The Company's presentation currency is Canadian dollars. The accounts of the Company's foreign operations that have a functional currency different from the Company's presentation currency are translated into the Company's presentation currency at period-end exchange rates for assets and liabilities, and using average rates over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in other comprehensive income ("OCI") as cumulative translation adjustments.

When the Company disposes of an entire interest in a foreign operation or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in net earnings. When the Company disposes of part of an interest in a foreign operation that continues to be a subsidiary, a proportionate amount of gains and losses accumulated in OCI is allocated between controlling and non-controlling interests.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

Transactions and Balances

Transactions in foreign currencies are translated to the respective functional currencies at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of Cenovus that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period-end date. Any gains or losses are recorded in the Consolidated Statements of Earnings (Loss).

C) Revenue Recognition

Policy Applicable From January 1, 2018

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. Cenovus recognizes revenue when it transfers control of the product or service to a customer, which is generally when title passes from the Company to its customer.

Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with services provided as agent are recorded as the services are provided.

Cenovus recognizes revenue from the following major products and services:

- Sale of crude oil, natural gas and NGLs;
- Sale of petroleum and refined products;
- Marketing and transportation services; and
- Fee-for-service hydrocarbon trans-loading services.

The Company satisfies its performance obligations in contracts with customers upon the delivery of crude oil, natural gas, NGLs and petroleum and refined products, which is generally at a point in time. Performance obligations for marketing, transportation services and trans-loading services are satisfied over time as the service is provided. Cenovus sells its production of crude oil, natural gas, NGLs and petroleum and refined products pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. The amount of revenue recognized is based on the agreed transaction price with any variability in transaction price recognized in the same period. Fees associated with marketing, transportation services and trans-loading services are based on fixed price contracts.

Cenovus's revenue transactions do not contain significant financing components and payments are typically due within 30 days of revenue recognition. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less and it does not have any long-term contracts with unfulfilled performance obligations.

Policy Applicable Before January 1, 2018

Revenues associated with the sales of Cenovus's crude oil, NGLs, natural gas, and petroleum and refined products are recognized when the significant risks and rewards of ownership have been transferred to the customer, the sales price and costs can be measured reliably and it is probable that the economic benefits will flow to the Company. This is generally met when title passes from the Company to its customer. Revenues from the production of crude oil, NGLs and natural gas represent the Company's share, net of royalty payments to governments and other mineral interest owners.

Processing income and revenue from fee-for-service hydrocarbon trans-loading services is recognized in the period the service is provided.

Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided as agent are recorded as the services are provided.

D) Transportation and Blending

The costs associated with the transportation of crude oil, NGLs and natural gas, including the cost of diluent used in blending, are recognized when the product is sold.

E) Exploration Expense

Costs incurred prior to obtaining the legal right to explore (pre-exploration costs) are expensed in the period in which they are incurred as exploration expense.

Costs incurred after the legal right to explore is obtained are initially capitalized. If it is determined that the field/project/area is not technically feasible and commercially viable or if the Company decides not to continue the exploration and evaluation activity, the unrecoverable accumulated costs are expensed as exploration expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

F) Employee Benefit Plans

The Company provides employees with a pension plan that includes either a defined contribution or defined benefit component and an other post-employment benefit plan ("OPEB").

Pension expense for the defined contribution pension is recorded as the benefits are earned.

The cost of the defined benefit pension and OPEB plans are actuarially determined using the projected unit credit method. The amount recognized in other liabilities on the Consolidated Balance Sheets for the defined benefit pension and OPEB plans is the present value of the defined benefit obligation less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Changes in the defined benefit obligation from service costs, net interest and remeasurements are recognized as follows:

- Service costs, including current service costs, past service costs, gains and losses on curtailments, and settlements, are recorded with pension benefit costs.
- Net interest is calculated by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset or liability measured. Interest expense and interest income on net post-employment benefit liabilities and assets are recorded with pension benefit costs in operating, and general and administrative expenses, as well as PP&E and E&E assets.
- Remeasurements, composed of actuarial gains and losses, the effect of changes to the asset ceiling (excluding interest) and the return on plan assets (excluding interest income), are charged or credited to equity in OCI in the period in which they arise. Remeasurements are not reclassified to net earnings in subsequent periods.

Pension benefit costs are recorded in operating, and general and administrative expenses, as well as PP&E and E&E assets, corresponding to where the associated salaries of the employees rendering the service are recorded.

G) Income Taxes

Income taxes comprise current and deferred taxes. Income taxes are provided for on a non-discounted basis at amounts expected to be paid using the tax rates and laws that have been enacted or substantively enacted at the Consolidated Balance Sheet date.

Cenovus follows the liability method of accounting for income taxes, where deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. Deferred income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs, except when it relates to items charged or credited directly to equity or OCI, in which case the deferred income tax is also recorded in equity or OCI, respectively.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries except in the case where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future or when distributions can be made without incurring income taxes.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and liabilities are only offset where they arise within the same entity and tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.

H) Net Earnings per Share Amounts

Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share is calculated giving effect to the potential dilution that would occur if stock options or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price. For those contracts that may be settled in cash or in shares at the holder's option, the more dilutive of cash settlement and share settlement is used in calculating diluted earnings per share.

I) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

J) Inventories

Product inventories are valued at the lower of cost and net realizable value on a first-in, first-out or weighted average cost basis. The cost of inventory includes all costs incurred in the normal course of business to bring each product to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less any expected selling costs. If the carrying amount exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if circumstances which caused it no longer exist and the inventory is still on hand.

K) Exploration and Evaluation Assets

Costs incurred after the legal right to explore an area has been obtained, and before technical feasibility and commercial viability of the field/project/area have been established, are capitalized as E&E assets. These costs include license acquisition, geological and geophysical, drilling, sampling, decommissioning and other directly attributable internal costs. E&E assets are not depreciated and are carried forward until technical feasibility and commercial viability of the field/project/area is established or the assets are determined to be impaired or the future economic value has decreased. E&E costs are subject to regular technical, commercial and Management review to confirm the continued intent to develop the resources.

Once technical feasibility and commercial viability have been established, the carrying value of the E&E asset is tested for impairment. The carrying value, net of any impairment loss, is then reclassified as PP&E.

Any gains or losses from the divestiture of E&E assets are recognized in net earnings.

L) Property, Plant and Equipment

General

PP&E is stated at cost less accumulated depreciation, depletion and amortization ("DD&A"), and net of any impairment losses. Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Land is not depreciated.

Any gains or losses from the divestiture of PP&E are recognized in net earnings.

Development and Production Assets

Development and production assets are capitalized on an area-by-area basis and include all costs associated with the development and production of crude oil and natural gas properties, as well as any E&E expenditures incurred in finding reserves of crude oil, NGLs or natural gas transferred from E&E assets. Capitalized costs include directly attributable internal costs, decommissioning liabilities and, for qualifying assets, borrowing costs directly associated with the acquisition of, the exploration for, and the development of crude oil and natural gas reserves.

Costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using forward prices and costs. For the purpose of this calculation, natural gas is converted to crude oil on an energy equivalent basis. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves.

Exchanges of development and production assets are measured at fair value unless the transaction lacks commercial substance or the fair value of neither the asset received, nor the asset given up, can be reliably measured. When fair value is not used, the carrying amount of the asset given up is used as the cost of the asset acquired.

Other Upstream Assets

Other upstream assets include information technology assets used to support the upstream business. These assets are depreciated on a straight-line basis over their useful lives of three years.

Refining Assets

The initial acquisition costs of refining PP&E are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use, the associated decommissioning costs and, for qualifying assets, borrowing costs.

Refining assets are depreciated on a straight-line basis over the estimated service life of each component of the refinery. The major components are depreciated as follows:

- Land improvements and buildings   25 to 40 years
- Office equipment and vehicles   5 to 20 years
- Refining equipment   5 to 35 years

The residual value, method of amortization and the useful life of each component are reviewed annually and adjusted on a prospective basis, if appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

Other Assets

Costs associated with the crude-by-rail terminal, infrastructure, office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 60 years.

The residual value, method of amortization and the useful lives of the assets are reviewed annually and adjusted on a prospective basis, if appropriate.

M) Impairment of Non-Financial Assets

PP&E and E&E assets are reviewed separately for indicators of impairment quarterly or when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually.

If indicators of impairment exist, the recoverable amount of the cash-generating unit ("CGU") is estimated as the greater of value-in-use ("VIU") and fair value less costs of disposal ("FVLCOD"). VIU is estimated as the present value of the future cash flows expected to arise from the continuing use of a CGU or an asset. FVLCOD is determined by estimating the discounted after-tax future net cash flows. For Cenovus's upstream assets, FVLCOD is based on the discounted after-tax cash flows of reserves and resources using forward prices and costs, consistent with Cenovus's independent qualified reserves evaluators ("IQREs"), and may consider an evaluation of comparable asset transactions.

E&E assets are allocated to a related CGU containing development and production assets for the purposes of testing for impairment. Goodwill is allocated to the CGUs to which it contributes to the future cash flows.

If the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU. Goodwill impairments are not reversed.

Impairment losses on PP&E and E&E assets are recognized in the Consolidated Statements of Earnings (Loss) as additional DD&A and exploration expense, respectively.

Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net earnings.

N) Leases

Leases in which substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. At inception, a leased asset within PP&E and a corresponding lease obligation are recognized. The leased asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

O) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method of accounting in which the identifiable assets acquired, liabilities assumed and non-controlling interest, if any, are recognized and measured at their fair value at the date of acquisition. Any excess of the purchase price plus any non-controlling interest over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price over the fair value of the net assets acquired is credited to net earnings.

At acquisition, goodwill is allocated to each of the CGUs to which it relates. Subsequent measurement of goodwill is at cost less any accumulated impairment losses.

Contingent consideration transferred in a business combination is measured at fair value on the date of acquisition and classified as a financial liability or equity. Contingent consideration classified as a liability is re-measured at fair value at each reporting date, with changes in fair value recognized in net earnings. Payments are classified as cash used in investing activities until the cumulative payments exceed the acquisition date fair value of the liability. Cumulative payments in excess of the acquisition date fair value are classified as cash used in operating activities. Contingent consideration classified as equity are not re-measured and settlements are accounted for within equity.

When a business combination is achieved in stages, the Company re-measures its pre-existing interest at the acquisition date fair value and recognizes the resulting gain or loss, if any, in net earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

P) Provisions

General

A provision is recognized if, as a result of a past event, the Company has a present obligation, legal or constructive, that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where applicable, provisions are determined by discounting the expected future cash flows at a pre-tax credit-adjusted rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as a finance cost in the Consolidated Statements of Earnings (Loss).

Decommissioning Liabilities

Decommissioning liabilities include those legal or constructive obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, upstream processing facilities, refining facilities and the crude-by-rail terminal. The amount recognized is the present value of estimated future expenditures required to settle the obligation using a credit-adjusted risk-free rate. A corresponding asset equal to the initial estimate of the liability is capitalized as part of the cost of the related long-lived asset. Changes in the estimated liability resulting from revisions to expected timing or future decommissioning costs are recognized as a change in the decommissioning liability and the related long-lived asset. The amount capitalized in PP&E is depreciated over the useful life of the related asset.

Actual expenditures incurred are charged against the accumulated liability.

Onerous Contract Provisions

Onerous contract provisions are recognized when the unavoidable costs of meeting the obligation exceed the economic benefit derived from the contract. The provision for onerous contracts is measured at the present value of estimated future cash flows underlying the obligations less any estimated recoveries, discounted at the credit-adjusted risk-free rate. Changes in the underlying assumptions are recognized in the Consolidated Statements of Earnings (Loss).

Q) Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any income taxes.

R) Stock-Based Compensation

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights ("NSRs"), stock options with associated tandem stock appreciation rights ("TSARs"), performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs"). Stock-based compensation costs are recorded in general and administrative expense, or E&E and PP&E when directly related to exploration or development activities.

Net Settlement Rights

NSRs are accounted for as equity instruments, which are measured at fair value on the grant date using the Black-Scholes-Merton valuation model and are not revalued at each reporting date. The fair value is recognized as stock-based compensation costs over the vesting period, with a corresponding increase recorded as paid in surplus in Shareholders' Equity. On exercise, the cash consideration received by the Company and the associated paid in surplus are recorded as share capital.

Tandem Stock Appreciation Rights

TSARs are accounted for as liability instruments, which are measured at fair value at each period end using the Black-Scholes-Merton valuation model. The fair value is recognized as stock-based compensation costs over the vesting period. When options are settled for cash, the liability is reduced by the cash settlement paid. When options are settled for common shares, the cash consideration received by the Company and the previously recorded liability associated with the option are recorded as share capital.

Performance, Restricted and Deferred Share Units

PSUs, RSUs and DSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus's common shares at each period end. The fair value is recognized as stock-based compensation costs over the vesting period. Fluctuations in the fair values are recognized as stock-based compensation costs in the period they occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

S) Financial Instruments

The Company's financial assets include cash and cash equivalents, accounts receivable and accrued revenues, risk management assets, investments in the equity of private companies and long-term receivables. The Company's financial liabilities include accounts payable and accrued liabilities, short-term borrowings, contingent payment, risk management liabilities, and long-term debt.

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are not offset unless the Company has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously.

The Company characterizes its fair value measurements into a three-level hierarchy depending on the degree to which the inputs are observable, as follows:

- Level 1 inputs are quoted prices in active markets for identical assets and liabilities;
- Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly; and
- Level 3 inputs are unobservable inputs for the asset or liability.

Classification and Measurement of Financial Assets

Policy Applicable From January 1, 2018

The initial classification of a financial asset depends upon the Company's business model for managing its financial assets and the contractual terms of the cash flows. There are three measurement categories into which the Company classified its financial assets:

- Amortized Cost: Includes assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest;
- FVOCI: Includes assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, where its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest; or
- Fair Value through Profit and Loss ("FVTPL"): Includes assets that do not meet the criteria for amortized cost or FVOCI and are measured at fair value through profit or loss. This includes all derivative financial assets.

On initial recognition, the Company may irrevocably designate a financial asset that meets the amortized cost or FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. On initial recognition of an equity investment that is not held-for-trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in OCI. There is no subsequent reclassification of fair value changes to earnings following the derecognition of the investment. However, dividends that reflect a return on investment continue to be recognized in net earnings. This election is made on an investment-by-investment basis.

At initial recognition, the Company measures a financial asset at its fair value and, in the case of a financial asset not at FVTPL, including transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are recorded as an expense in net earnings.

Financial assets are reclassified subsequent to their initial recognition only if the business model for managing those financial assets changes. The affected financial assets will be reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Policy Applicable Before January 1, 2018

Prior to the adoption of IFRS 9, "*Financial Instruments*" ("IFRS 9") on January 1, 2018, the Company classified and measured financial assets under IAS 39, "Financial Instruments: *Recognition and Measurement*" ("IAS 39"). There were three measurement categories into which the Company classified its financial assets:

- FVTPL: Assets were either 'held-for-trading' or had been 'designated at fair value through profit or loss'. The assets were measured at fair value with changes in fair value recognized in net earnings;
- Loans and Receivables: Included assets with fixed or determinable payments that are not quoted in an active market. After initial measurements, these assets were measured at amortized cost at the settlement date using the effective interest rate method of amortization; and
- Available for Sale Financial Assets: Included investments in the equity of private companies that the Company did not have control or had significant influence over. These assets were measured at fair value, with changes in fair value recognized in OCI. When an active market was non-existent, fair value was determined using valuation techniques. When the fair value could not be reliably measured, such assets were carried at cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

Impairment of Financial Assets

Policy Applicable From January 1, 2018

The Company recognizes loss allowances for expected credit losses ("ECLs") on its financial assets measured at amortized cost. Due to the nature of its financial assets, Cenovus measures loss allowances at an amount equal to expected lifetime ECLs. Lifetime ECLs are the anticipated ECLs that result from all possible default events over the expected life of a financial asset. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the related financial asset. The Company does not have any financial assets that contain a financing component.

Policy Applicable Before January 1, 2018

At each reporting date, the Company assesses whether there are any indicators that its financial assets are impaired. An impairment loss is only recognized if there is objective evidence of impairment, the loss event has an impact on future cash flows and the loss can be reliably estimated.

Evidence of impairment may include default or delinquency by a debtor or indicators that the debtor may enter bankruptcy. For equity securities, a significant or prolonged decline in the fair value of the security below cost is evidence that the assets are impaired.

An impairment loss on a financial asset carried at amortized cost is calculated as the difference between the amortized cost and the present value of the future cash flows discounted at the asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed through net earnings in subsequent periods if the amount of the loss decreases.

Classification and Measurement of Financial Liabilities

A financial liability is initially classified as measured at amortized cost or FVTPL. A financial liability is classified as measured at FVTPL if it is held-for-trading, a derivative, or designated as FVTPL on initial recognition. The classification of a financial liability is irrevocable.

Financial liabilities at FVTPL (other than financial liabilities designated at FVTPL) are measured at fair value with changes in fair value, along with any interest expense, recognized in net earnings. Other financial liabilities are initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in net earnings. Any gain or loss on derecognition is also recognized in net earnings.

A financial liability is derecognized when the obligation is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same counterparty with substantially different terms, or the terms of an existing liability are substantially modified, it is treated as a derecognition of the original liability and the recognition of a new liability. When the terms of an existing financial liability are altered, but the changes are considered non-substantial, it is accounted for as a modification to the existing financial liability. Where a liability is substantially modified it is considered to be extinguished and a gain or loss is recognized in net earnings based on the difference between the carrying amount of the liability derecognized and the fair value of the revised liability. Where a liability is modified in a non-substantial way, the amortized cost of the liability is remeasured based on the new cash flows and a gain or loss is recorded in net earnings.

Derivatives

Derivative financial instruments are used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Policies and procedures are in place with respect to required documentation and approvals for the use of derivative financial instruments. Where specific financial instruments are executed, the Company assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

Risk management assets and liabilities are derivative financial instruments classified as measured at FVTPL unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using mark-to-market accounting whereby instruments are recorded in the Consolidated Balance Sheets as either an asset or liability with changes in fair value recognized in net earnings as a gain or loss on risk management. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

T) Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2018.

U) Recent Accounting Pronouncements

New Accounting Standards and Interpretations not yet Adopted

A number of new accounting standards, amendments to accounting standards and interpretations are effective for annual periods beginning on or after January 1, 2019 and have not been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2018. The standards applicable to Cenovus are as follows and will be adopted on their respective effective dates:

Leases

On January 13, 2016, the IASB issued IFRS 16, "*Leases*" ("IFRS 16"), which requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets are exempt from the above recognition requirements, and may continue to be treated as operating leases.

Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

IFRS 16 is effective for years beginning on or after January 1, 2019 and may be applied retrospectively or using a modified retrospective approach. The Company has selected to use the modified retrospective approach which does not require restatement of prior period financial information as the cumulative effect of applying the standard to prior periods is recorded as an adjustment to opening retained earnings. On initial adoption, Management has elected to use the following practical expedients permitted under the standard:

- Apply a single discount rate to a portfolio of leases with similar characteristics;
- Account for leases with a remaining term of less than 12 months as at January 1, 2019 as short-term leases;
- Account for lease payments as an expense and not recognize a right-of-use ("ROU") asset if the underlying asset is of low dollar value;
- The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease; and
- Use the Company's previous assessment under IAS 37, "*Provisions, Contingent Liabilities and Contingent Assets*" ("IAS 37"), for onerous contracts instead of reassessing the ROU asset for impairment on January 1, 2019.

On adoption of IFRS 16, the Company will recognize lease liabilities in relation to leases under the principles of the new standard measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate as at January 1, 2019. The associated ROU assets will be measured at the amount equal to the lease liability on January 1, 2019 less any amount previously recognized under IAS 37 for onerous contracts with no impact on retained earnings.

Adoption of the new standard will result in the recognition of additional lease liabilities and ROU assets of approximately $1.5 billion and $0.9 billion, respectively. Management has identified ROU assets and lease liabilities primarily related to office space, railcars, storage tanks, drilling rigs and other field equipment. The impact on the consolidated statement of earnings will be as follows:

- Lower general and administrative expenses, transportation and blending costs, operating costs, purchased product and property, plant and equipment expenditures;
- Higher finance expenses due to the interest recognized on the lease obligations; and
- Higher depreciation expense related to the ROU assets.

The Company has reviewed office space contracts where the Company is the lessor and as a result of these assessments will recognize a $16 million net investment from these leases on January 1, 2019.

Uncertain Tax Positions

In June 2017, the IASB issued International Financial Reporting Interpretation Committee 23, "*Uncertainty Over Income Tax Treatments*" ("IFRIC 23"). The interpretation provides clarity on how to account for a tax position when there is uncertainty over income tax treatments. In determining the likely resolution of the uncertain tax positions, a position may be considered separately or as a group. In addition, an assessment is required to determine the probability that the tax authority will accept the tax position taken in income tax filings. If the uncertain income tax treatment is unlikely to be accepted, the accounting tax position must reflect an appropriate level of uncertainty. An uncertain tax position may be reassessed if new information changes the original assessment. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 using either a modified or full retrospective approach. IFRIC 23 will not have a significant impact on the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

4. CHANGES IN ACCOUNTING POLICIES

A) Adoption of IFRS 9, "Financial Instruments"

Effective January 1, 2018, the Company adopted IFRS 9, which replaced IAS 39. The Company applied the new standard retrospectively and, in accordance with the transitional provisions, comparative figures have not been restated. The adoption of IFRS 9 did not have a material impact on the Company's Consolidated Financial Statements.

The nature and effects of the key changes to the Company's accounting policies resulting from the adoption of IFRS 9 are summarized below.

Classification of Financial Assets and Financial Liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, FVOCI, and FVTPL. The previous IAS 39 categories of held to maturity, loans and receivables and available for sale are eliminated. IFRS 9 bases the classification of financial assets on the contractual cash flow characteristics and the Company's business model for managing the financial asset. Additionally, embedded derivatives are not separated if the host contract is a financial asset within the scope of IFRS 9. Instead, the entire hybrid contract is assessed for classification and measurement.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities. The differences between the two standards did not impact the Company at the time of transition.

Impairment of Financial Assets

IFRS 9 replaces the 'incurred loss' model in IAS 39 with an ECL model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments measured at FVOCI. Under IFRS 9, credit losses will be recognized earlier than under IAS 39.

Transition

On January 1, 2018, the Company:

- Identified the business model used to manage its financial assets and classified its financial instruments into the appropriate IFRS 9 category;
- Designated certain investments in private equity instruments, that were previously classified as available for sale, as FVOCI; and
- Applied the ECL model to financial assets classified as measured at amortized cost.

The classification and measurement of financial instruments under IFRS 9 did not have a material impact on the Company's opening retained earnings as at January 1, 2018. In addition, the application of the ECL model to financial assets classified as measured at amortized cost did not result in a material adjustment on transition.

The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 as at January 1, 2018 for each class of the Company's financial assets and financial liabilities. The Company has no contract assets or debt investments measured at FVOCI.

	Measurement Category [1]	
Financial Instrument	**IAS 39**	**IFRS 9**
Cash and Cash Equivalents	Loans and Receivables	Amortized Cost
Accounts Receivable and Accrued Revenues	Loans and Receivables	Amortized Cost
Risk Management Assets	FVTPL	FVTPL
Equity Investments	Available for Sale Financial Assets	FVOCI
Long-Term Receivables	Loans and Receivables	Amortized Cost
Accounts Payable and Accrued Liabilities	Financial Liabilities Measured at Amortized Cost	Amortized Cost
Risk Management Liabilities	FVTPL	FVTPL
Contingent Payment	FVTPL	FVTPL
Short-Term Borrowings	Financial Liabilities Measured at Amortized Cost	Amortized Cost
Long-Term Debt	Financial Liabilities Measured at Amortized Cost	Amortized Cost

(1) *There were no adjustments to the carrying amounts of financial instruments as a result of the change in classification from IAS 39 to IFRS 9.*

B) Adoption of IFRS 15, "Revenues From Contracts With Customers"

Effective January 1, 2018, the Company adopted IFRS 15, *"Revenue From Contracts With Customers"* ("IFRS 15") replacing IAS 11, *"Construction Contracts",* IAS 18, *"Revenue"* and several revenue-related interpretations. Cenovus adopted IFRS 15 using the modified retrospective with cumulative effect approach using the following practical expedients:

- Electing to apply the standard retrospectively only to contracts that were not completed contracts on January 1, 2018; and
- For modified contracts, evaluating the original contract together with any contract modifications at the date of initial application.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

The adoption of IFRS 15 did not materially impact the timing or measurement of revenue. However, IFRS 15 contains new disclosure requirements.

5. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The timely preparation of the Consolidated Financial Statements in accordance with IFRS requires that Management make estimates and assumptions, and use judgment regarding the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

A) Critical Judgments in Applying Accounting Policies

Critical judgments are those judgments made by Management in the process of applying accounting policies that have the most significant effect on the amounts recorded in the Company's Consolidated Financial Statements.

Joint Arrangements

The classification of a joint arrangement as either a joint operation or a joint venture requires judgment. Cenovus holds a 50 percent interest in WRB, a jointly controlled entity. It was determined that Cenovus has the rights to the assets and obligations for the liabilities of WRB. As a result, the joint arrangement is classified as a joint operation and the Company's share of the assets, liabilities, revenues and expenses are recorded in the Consolidated Financial Statements.

Prior to May 17, 2017, Cenovus held a 50 percent interest in FCCL, which was jointly controlled with ConocoPhillips and met the definition of a joint operation under IFRS 11, *"Joint Arrangements"*. As such, Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to the Acquisition, Cenovus controls FCCL, as defined under IFRS 10, "*Consolidated Financial Statements*" ("IFRS 10") and, accordingly, FCCL has been consolidated.

In determining the classification of its joint arrangements under IFRS 11, the Company considered the following:

- The intention of the transaction creating FCCL and WRB was to form an integrated North American heavy oil business. The integrated business was structured, initially on a tax neutral basis, through two partnerships due to the assets residing in different tax jurisdictions. Partnerships are "flow-through" entities which have a limited life.
- The partnership agreements require the partners (Cenovus and ConocoPhillips or Phillips 66 or respective subsidiaries) to make contributions if funds are insufficient to meet the obligations or liabilities of the partnerships. The past and future development of FCCL and WRB is dependent on funding from the partners by way of partnership notes payable and loans. The partnerships do not have any third-party borrowings.
- FCCL operated like most typical western Canadian working interest relationships where the operating partner takes product on behalf of the participants. WRB has a very similar structure modified only to account for the operating environment of the refining business.
- Cenovus and Phillips 66, as operators, either directly or through wholly-owned subsidiaries, provide marketing services, purchase necessary feedstock, and arrange for transportation and storage on the partners' behalf as the agreements prohibit the partnerships from undertaking these roles themselves. In addition, the partnerships do not have employees and, as such, are not capable of performing these roles.
- In each arrangement, output is taken by one of the partners, indicating that the partners have rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.

Exploration and Evaluation Assets

The application of the Company's accounting policy for E&E expenditures requires judgment in determining whether it is likely that future economic benefit exists when activities have not reached a stage where technical feasibility and commercial viability can be reasonably determined. Factors such as drilling results, future capital programs, future operating expenses, as well as estimated reserves and resources are considered. In addition, Management uses judgment to determine when E&E assets are reclassified to PP&E. In making this determination, various factors are considered, including the existence of reserves, and whether the appropriate approvals have been received from regulatory bodies and the Company's internal approval process.

Identification of Cash-Generating Units

CGUs are defined as the lowest level of integrated assets for which there are separately identifiable cash flows that are largely independent of cash flows from other assets or groups of assets. The classification of assets and allocation of corporate assets into CGUs requires significant judgment and interpretation. Factors considered in the classification

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure, and the manner in which Management monitors and makes decisions about its operations. The recoverability of the Company's upstream, refining, crude-by-rail and corporate assets are assessed at the CGU level. As such, the determination of a CGU could have a significant impact on impairment losses and reversals.

B) Key Sources of Estimation Uncertainty

Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recorded in the period in which the estimates are revised. The following are the key assumptions about the future and other key sources of estimation at the end of the reporting period that changes to could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Crude Oil and Natural Gas Reserves

There are a number of inherent uncertainties associated with estimating crude oil and natural gas reserves. Reserves estimates are dependent upon variables including the recoverable quantities of hydrocarbons, the cost of the development of the required infrastructure to recover the hydrocarbons, production costs, estimated selling price of the hydrocarbons produced, royalty payments and taxes. Changes in these variables could significantly impact the reserves estimates which would affect the impairment test fair value less costs to sell and DD&A expense of the Company's crude oil and natural gas assets in the Oil Sands and Deep Basin segments. The Company's reserves are evaluated annually and reported to the Company by its IQREs.

Recoverable Amounts

Determining the recoverable amount of a CGU or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. For the Company's upstream assets, these estimates include forward commodity prices, expected production volumes, quantity of reserves and resources, discount rates, future development and operating expenses, and income tax rates. Recoverable amounts for the Company's refining assets and crude-by-rail terminal use assumptions such as throughput, forward commodity prices, operating expenses, transportation capacity, supply and demand conditions and income tax rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets.

Decommissioning Costs

Provisions are recorded for the future decommissioning and restoration of the Company's upstream assets, refining assets and crude-by-rail terminal at the end of their economic lives. Management uses judgment to assess the existence and to estimate the future liability. The actual cost of decommissioning and restoration is uncertain and cost estimates may change in response to numerous factors including changes in legal requirements, technological advances, inflation and the timing of expected decommissioning and restoration. In addition, Management determines the appropriate discount rate at the end of each reporting period. This discount rate, which is credit-adjusted, is used to determine the present value of the estimated future cash outflows required to settle the obligation and may change in response to numerous market factors.

Onerous Contract Provisions

A contract is considered to be onerous when the unavoidable cost of meeting the obligations of the contract exceed the economic benefits expected to be derived from the contract. Determining when to record a provision for an onerous contract requires Management judgment and the use of estimates and assumptions, including the nature, extent and timing of future cash flows and discount rates related to the contract.

Fair Value of Assets Acquired and Liabilities Assumed in a Business Combination

The fair value of assets acquired and liabilities assumed in a business combination, including contingent consideration and goodwill, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as forward commodity prices, reserves and resources estimates, production costs, volatility, Canadian-U.S. foreign exchange rates and discount rates. Changes in these variables could significantly impact the carrying value of the net assets.

Income Tax Provisions

Tax regulations and legislation and the interpretations thereof in the various jurisdictions in which Cenovus operates are subject to change. There are usually a number of tax matters under review; therefore, income taxes are subject to measurement uncertainty.

Deferred income tax assets are recorded to the extent that it is probable that the deductible temporary differences will be recoverable in future periods. The recoverability assessment involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flow to offset the tax assets when the reversal occurs and the application of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

laws. There are some transactions for which the ultimate tax determination is uncertain. To the extent that assumptions used in the recoverability assessment change, there may be a significant impact on the Consolidated Financial Statements of future periods.

6. FINANCE COSTS

For the years ended December 31,	2018	2017	2016
Interest Expense – Short-Term Borrowings and Long-Term Debt	516	571	341
Premium (Discount) on Redemption of Long-Term Debt (Note 22)	17	-	-
Unwinding of Discount on Decommissioning Liabilities (Note 25)	62	48	28
Other	32	26	21
	627	645	390

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the years ended December 31,	2018	2017	2016
Unrealized Foreign Exchange (Gain) Loss on Translation of:			
U.S. Dollar Debt Issued From Canada	602	(665)	(196)
Other	47	(192)	7
Unrealized Foreign Exchange (Gain) Loss	649	(857)	(189)
Realized Foreign Exchange (Gain) Loss	205	45	(9)
	854	(812)	(198)

8. DIVESTITURES

On September 6, 2018, the Company completed the sale of Cenovus Pipestone Partnership ("CPP"), a wholly-owned subsidiary, for cash proceeds of $625 million, before closing adjustments. CPP held the Company's Pipestone and Wembley natural gas and liquids business in northwestern Alberta and included the Company's 39 percent operated working interest in the Wembley gas plant. A before-tax loss of $797 million was recorded on the sale (after-tax – $557 million).

In 2016, the Company completed the sale of land to an unrelated third party for cash proceeds of $8 million, resulting in a loss of $5 million. The Company also sold equipment at a loss of $1 million. These assets, related liabilities and results of operations were reported in the Conventional segment.

For additional divestitures related to discontinued operations see Note 11.

9. ACQUISITION

FCCL and Deep Basin Acquisition

A) Summary of the Acquisition

On May 17, 2017, Cenovus acquired from ConocoPhillips Company and certain of its subsidiaries (collectively, "ConocoPhillips") a 50 percent interest in FCCL and the majority of ConocoPhillips' western Canadian conventional crude oil and natural gas assets (the "Deep Basin Assets"). The acquisition from ConocoPhillips (the "Acquisition") provided Cenovus with control over the Company's oil sands operations, doubled the Company's oil sands production, and almost doubled the Company's proved bitumen reserves. The Deep Basin Assets provide short-cycle development opportunities with high-return potential in Alberta and British Columbia.

The Acquisition has been accounted for using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired has been recorded as goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

B) Identifiable Assets Acquired and Liabilities Assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of the Acquisition.

	Notes	
100 Percent of the Identifiable Assets Acquired and Liabilities Assumed for FCCL		
Cash		**880**
Accounts Receivable and Accrued Revenues		**964**
Inventories		**345**
E&E Assets	17	**491**
PP&E	18	**22,717**
Other Assets		**27**
Accounts Payable and Accrued Liabilities		**(445)**
Decommissioning Liabilities	25	**(277)**
Other Liabilities		**(8)**
Deferred Income Taxes		**(2,506)**
		22,188
Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed for Deep Basin		
Accounts Receivable and Accrued Revenues		**16**
Inventories		**14**
E&E Assets	17	**3,117**
PP&E	18	**3,600**
Accounts Payable and Accrued Liabilities		**(6)**
Decommissioning Liabilities	25	**(667)**
		6,074
Total Identifiable Net Assets		**28,262**

C) Total Consideration

Total consideration for the Acquisition consisted of US$10.6 billion in cash and 208 million Cenovus common shares plus closing adjustments. At the same time, Cenovus agreed to make certain quarterly contingent payments to ConocoPhillips during the five years subsequent to May 17, 2017 if crude oil prices exceed a specific threshold. The following table summarizes the fair value of the considerations:

Common Shares	**2,579**
Cash	**15,005**
	17,584
Estimated Contingent Payment (Note 23)	**361**
Total Consideration	**17,945**

At the date of closing, the Company issued 208 million common shares to ConocoPhillips that were accounted for at $12.40 per share, the estimated fair value for accounting purposes.

Consideration paid in cash was US$10.6 billion, before closing adjustments, and was financed through a bought-deal common share offering (see Note 28) and an offering in the United States for senior unsecured notes (see Note 22). In addition, Cenovus borrowed $3.6 billion under a committed asset sale bridge credit facility (see Note 22). The remainder of the cash purchase price was funded with cash on hand and a draw on Cenovus's existing committed credit facility.

The estimated contingent payment related to oil sands production reflects that Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to the closing date for quarters in which the average Western Canadian Select ("WCS") crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. There are no maximum payment terms. The calculation of any contingent payment includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment.

The contingent payment is accounted for as a financial option. The fair value of $361 million on May 17, 2017 was estimated by calculating the present value of the future expected cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of West Texas Intermediate ("WTI") options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.9 percent. The contingent payment is re-measured at fair value at each reporting date with changes in fair value recognized in net earnings (see Note 23).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

D) Goodwill

Goodwill arising from the Acquisition has been recognized as follows:

	Notes	
Total Purchase Consideration	9C	**17,945**
Fair Value of Pre-Existing 50 Percent Ownership Interest in FCCL		**12,347**
Fair Value of Identifiable Net Assets	9B	**(28,262)**
Goodwill		**2,030**

Fair Value of Pre-Existing 50 Percent Ownership Interest in FCCL

Prior to the Acquisition, Cenovus's 50 percent interest in FCCL was jointly controlled with ConocoPhillips and met the definition of a joint operation under IFRS 11 and as such Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to the Acquisition, Cenovus controls FCCL, as defined under IFRS 10 and, accordingly, FCCL has been consolidated from the date of acquisition. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized in net earnings. The acquisition-date fair value of the previously held interest was $12.3 billion and has been included in the measurement of the total consideration transferred. The carrying value of the FCCL assets was $9.7 billion. As a result, Cenovus recognized a non-cash revaluation gain of $2.6 billion ($1.9 billion, after-tax) on the re-measurement to fair value of its existing interest in FCCL.

Goodwill was recorded in connection with deferred tax liabilities arising from the difference between the purchase price allocated to the FCCL assets and liabilities based on fair value and the tax basis of these assets and liabilities. In addition, the consideration paid for FCCL included a control premium, which resulted in a higher value compared to the fair value of the net assets acquired.

E) Acquisition-Related Costs

In 2017, the Company incurred $56 million of Acquisition-related costs, excluding common share and debt issuance costs. These costs have been included in transaction costs in the Consolidated Statements of Earnings.

Debt issuance costs related to the Acquisition financing were $72 million. These costs are netted against the carrying amount of the debt and amortized using the effective interest method.

F) Transitional Services

Under the purchase and sales agreement, Cenovus and ConocoPhillips agreed to certain transitional services where ConocoPhillips provided certain day-to-day services required by Cenovus for a period of approximately nine months. These transactions were in the normal course of operations and have been measured at the exchange amounts.

In 2017, costs related to the transitional services of approximately $40 million were recorded in general and administrative expenses.

G) Revenue and Profit Contribution

The acquired business contributed revenues of $3.3 billion and net earnings of $172 million for the period from May 17, 2017 to December 31, 2017.

If the closing of the Acquisition had occurred on January 1, 2017, Cenovus's consolidated pro forma revenue and net earnings for the twelve months ended December 31, 2017 would have been $19.0 billion and $3.5 billion, respectively.

10. IMPAIRMENT CHARGES AND REVERSALS

A) Cash-Generating Unit Net Impairments

On a quarterly basis, the Company assesses its CGUs for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates.

2018 Net Upstream Impairments

As at December 31, 2018, the book value of the Company's net assets was greater than its market capitalization; therefore, the Company tested its upstream CGUs for impairment. As at December 31, 2018, there was no impairment of goodwill or the Company's CGUs. However, the impairment test provided evidence that previously recognized impairment losses should be reversed.

As at December 31, 2018, the recoverable amount of the Clearwater CGU was estimated to be $761 million. Earlier in 2018 and 2017, impairment losses of $100 million and $56 million, respectively, were recorded due to a decline in forward prices. The impairment was recorded as additional DD&A in the Deep Basin segment. In the fourth quarter of 2018, the Company reversed $132 million of impairment losses, net of the DD&A that would have been recorded

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

had no impairments been recorded. The reversal was due to improved recovery, extensions, and well performance and changes to the development plan.

There were no goodwill impairments for the twelve months ended December 31, 2018.

Key Assumptions

The recoverable amounts of Cenovus's upstream CGUs were determined based on FVLCOD or an evaluation of comparable asset transactions. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus's IQREs (Level 3). Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2018 by the IQREs.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at December 31, 2018, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2019	2020	2021	2022	2023	Average Annual Increase Thereafter
WTI (US$/barrel)	58.58	64.60	68.20	71.00	72.81	2.0%
WCS (C$/barrel)	51.55	59.58	65.89	68.61	70.53	2.1%
Edmonton C5+ (C$/barrel)	70.10	79.21	83.33	86.20	88.16	2.0%
AECO (C$/Mcf) [1]	1.88	2.31	2.74	3.05	3.21	2.0%

(1)   Alberta Energy Company ("AECO") natural gas. Assumes gas heating value of one million British thermal units ("MMBtu") per thousand cubic feet.

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

2017 Upstream Impairments

As at December 31, 2017, the Company tested its Clearwater CGU for impairment due to a decline in forward commodity prices. As a result, an impairment loss of $56 million on the Clearwater CGU was recorded. The impairment was recorded as additional DD&A in the Deep Basin segment. As at December 31, 2017, the recoverable amount of the Clearwater CGU was estimated to be approximately $295 million, which excludes the Clearwater assets reclassified to assets held for sale.

There were no goodwill impairments for the twelve months ended December 31, 2017.

Key Assumptions

The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus's IQREs (Level 3). Future cash flows were estimated using a two percent inflation rate and discounted using a rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Forward prices as at December 31, 2017 used to determine future cash flows from crude oil and natural gas reserves were:

	2018	2019	2020	2021	2022	Average Annual Increase Thereafter
WTI (US$/barrel)	57.50	60.90	64.13	68.33	71.19	2.1%
WCS (C$/barrel)	50.61	56.59	60.86	64.56	66.63	2.1%
Edmonton C5+ (C$/barrel)	72.41	74.90	77.07	81.07	83.32	2.1%
AECO (C$/Mcf)	2.43	2.77	3.19	3.48	3.67	2.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

2016 Net Upstream Impairments

As at December 31, 2016, the recoverable value of the Northern Alberta CGU was estimated to be $1.1 billion. Previously, impairment losses of $564 million were recorded primarily due to a decline in long-term heavy crude oil prices and a slowing of the development plan. In the fourth quarter of 2016, the Company reversed $400 million of impairment losses, net of the DD&A that would have been recorded had no impairments been recorded. The reversal arose due to the increase in the CGU's estimated recoverable amount caused by an average reduction in expected future operating costs of five percent and lower future development costs, partially offset by a decline in estimated reserves. The impairment losses and subsequent reversal were recorded as DD&A in the Conventional segment, which has been classified as a discontinued operation. The Northern Alberta CGU included the Pelican Lake and Elk Point producing assets and other emerging assets in the exploration and evaluation stage.

As at December 31, 2016, the recoverable amount of the Suffield CGU was estimated to be $548 million. Earlier in 2016, an impairment loss of $65 million was recognized due to lower long-term forward natural gas and heavy crude oil prices. In the fourth quarter of 2016, the Company reversed the full amount of the impairment losses, net of the DD&A that would have been recorded had no impairment been recorded ($62 million). The reversal arose due to a decline in expected future royalties increasing the estimated recoverable amount of the CGU. The impairment loss and the subsequent reversal were recorded as DD&A in the Conventional segment. The Suffield CGU includes production of natural gas and heavy crude oil in Alberta on the Canadian Forces Base.

There were no goodwill impairments for the twelve months ended December 31, 2016.

B) Asset Impairments and Write-downs

Exploration and Evaluation Assets

In the fourth quarter of 2018, Management completed a comprehensive review of the Deep Basin development plan considering factors such as well inventory, pace of development, infrastructure constraints, economic thresholds and limited capital spending on the assets going forward. As such, previously capitalized E&E costs of $2.1 billion were written off as exploration expense in the Elmworth, Wapiti, Kaybob, Edson and Clearwater areas within the Deep Basin segment.

For the year ended December 31, 2017, Management wrote off certain E&E assets, as their carrying values were not considered to be recoverable. As a result, $888 million of previously capitalized E&E costs were written off and recorded as exploration expense. These assets reside primarily in the Borealis CGU within the Oil Sands segment. Management's decision was based on a comprehensive review of spending to date, decisions to limit spending on these assets in recent years and the current business plan spending on the assets going forward. At this point, Management is not committing further material funding beyond that required to retain ownership of this significant resource. In addition, regulatory changes to the Oil Sands Royalty application process impact the economic viability of these projects.

In 2016, $2 million of previously capitalized E&E costs were written off and recorded as exploration expense in the Oil Sands segment.

Property, Plant and Equipment, Net

For the year ended December 31, 2018, the Company recorded an impairment loss of $6 million in the Oil Sands segment for information technology assets that were written down to their recoverable amounts.

In 2017, the Company recorded an impairment loss of $21 million related to equipment that was written down to its recoverable amount. The impairment loss relates to the Oil Sands segment.

In 2016, the Company recorded an impairment loss of $20 million primarily related to equipment that was written down to its recoverable amount. This impairment was recorded as additional DD&A in the Conventional segment, which has been classified as a discontinued operation. The Company also recorded an impairment loss of $16 million related to preliminary engineering costs associated with a project that was cancelled and equipment that was written down to its recoverable amount. This impairment loss was recorded as additional DD&A in the Oil Sands segment. Leasehold improvements of $4 million were also written off and recorded as additional DD&A in the Corporate and Eliminations segment.

11. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

In 2017, the Company announced its intention to divest of its Conventional segment and market for sale a package of the Company's non-core Deep Basin assets in the East Clearwater and a portion of the West Clearwater area. The Conventional segment included the Company's heavy oil assets at Pelican Lake, the CO_2 enhanced oil recovery project at Weyburn and conventional crude oil, NGLs and natural gas assets in the Suffield and Palliser areas in southern Alberta. The associated assets and liabilities were reclassified as held for sale. The results of operations from the Conventional segment have been reported as a discontinued operation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

A) Assets and Liabilities Held for Sale

The Conventional segment and non-core Deep Basin assets were classified as held for sale and recorded at the lesser of their carrying amount and their fair value less cost to sell. Assets and liabilities held for sale also include the Suffield operations which were sold on January 5, 2018. No impairments were recorded on the assets held for sale as at December 31, 2017.

In December 2018, Management decided to discontinue the Clearwater assets sale process. While discussions with prospective purchasers have occurred, an offer that meets Management's expectations has not been received. As a result of this decision, as at December 31, 2018, the assets and associated decommissioning liabilities were reclassified from held for sale to PP&E, E&E and decommissioning liabilities, at their carrying amounts. Depletion, calculated on a per-unit of production basis, was recorded in the fourth quarter. There was no impairment of the assets prior to reclassification.

As at December 31, 2018, no assets were classified as held for sale.

As at December 31, 2017	E&E Assets	PP&E	Decommissioning Liabilities
Conventional	-	568	454
Deep Basin	46	434	149
	46	1,002	603

B) Results of Discontinued Operations

On January 5, 2018, the Company completed the sale of its Suffield crude oil and natural gas operations in southern Alberta for cash proceeds of $512 million, before closing adjustments. A before-tax gain on discontinuance of $343 million was recorded on the sale. The agreement includes a deferred purchase price adjustment ("DPPA") that could provide Cenovus with purchase price adjustments of up to $36 million if the average crude oil and natural gas prices meet certain thresholds over the two years following the close of the disposition.

The DPPA is a two year agreement that commenced on close. Under the purchase and sale agreement, Cenovus is entitled to receive cash for each month in which the average daily price of WTI is above US$55 per barrel or the price of Henry Hub natural gas is above US$3.50 per MMBtu. Monthly cash payments are capped at $375 thousand and $1.125 million for crude oil and natural gas, respectively. The DPPA will be accounted for as a financial option and fair valued at each reporting date. The fair value of the DPPA on the date of close was $7 million.

In 2017, the Company sold the majority of its Conventional segment assets for total gross cash proceeds of $3.2 billion before closing adjustments. A before-tax gain on discontinuance of $1.3 billion was recorded on the sale.

The following table presents the results of discontinued operations, including asset sales:

For the years ended December 31,	2018	2017	2016
Revenues			
Gross Sales	14	1,309	1,267
Less: Royalties	3	174	139
	11	1,135	1,128
Expenses			
Transportation and Blending	1	167	186
Operating	(28)	426	444
Production and Mineral Taxes	1	18	12
(Gain) Loss on Risk Management	-	33	(58)
Operating Margin	37	491	544
Depreciation, Depletion and Amortization	-	192	567
Exploration Expense	-	2	-
Finance Costs	1	80	102
Earnings (Loss) From Discontinued Operations Before Income Tax	36	217	(125)
Current Tax Expense (Recovery)	-	24	86
Deferred Tax Expense (Recovery)	9	33	(125)
After-tax Earnings (Loss) From Discontinued Operations	27	160	(86)
After-tax Gain (Loss) on Discontinuance [1]	220	938	-
Net Earnings (Loss) From Discontinued Operations	247	1,098	(86)

[1] Net of deferred tax expense of $81 million in 2018 (2017 – $347 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

C) Cash Flows From Discontinued Operations

Cash flows from discontinued operations reported in the Consolidated Statement of Cash Flows are:

For the years ended December 31,	2018	2017	2016
Cash From (Used in) Operating Activities	36	448	435
Cash From (Used in) Investing Activities	404	2,993	(168)
Net Cash Flow	**440**	3,441	267

12. INCOME TAXES

The provision for income taxes is:

For the years ended December 31,	2018	2017	2016
Current Tax			
Canada	(128)	(217)	(260)
United States	2	(38)	1
Current Tax Expense (Recovery)	**(126)**	**(255)**	**(259)**
Deferred Tax Expense (Recovery)	**(884)**	**203**	**(84)**
Tax Expense (Recovery) From Continuing Operations	**(1,010)**	**(52)**	**(343)**

In 2018, 2017 and 2016, the Company recorded a current tax recovery due to the carryback of losses for income tax purposes and prior year adjustments. The maximum recovery was reached in 2018.

In 2018, the Company recorded a deferred tax recovery related to current period losses, including the write-down of the Deep Basin E&E assets, and $78 million arising from an adjustment to the tax basis of the Company's refining assets. The increase in tax basis was a result of the Company's partner recognizing a taxable gain on its interest in WRB, which due to an election filed with the U.S. tax authorities, was added to the tax basis of WRB's assets. A deferred tax expense was recorded in 2017 due to the revaluation gain of our pre-existing interest in connection with the Acquisition, net of a reduction of the U.S. federal corporate income tax rate from 35 percent to 21 percent reducing the Company's deferred income tax liability and the impact of E&E asset write-downs.

The following table reconciles income taxes calculated at the Canadian statutory rate with recorded income taxes:

For the years ended December 31,	2018	2017	2016
Earnings (Loss) From Continuing Operations Before Income Tax	**(3,926)**	2,216	(802)
Canadian Statutory Rate	27.0%	27.0%	27.0%
Expected Income Tax Expense (Recovery) From Continuing Operations	**(1,060)**	598	(217)
Effect of Taxes Resulting From:			
Foreign Tax Rate Differential	(57)	(17)	(46)
Non-Taxable Capital (Gains) Losses	82	(129)	(26)
Non-Recognition of Capital (Gains) Losses	99	(99)	(26)
Adjustments Arising From Prior Year Tax Filings	3	(41)	(46)
Recognition of Previously Unrecognized Capital Losses	-	(68)	-
Recognition of U.S. Tax Basis	(78)	-	-
Change in Statutory Rate	-	(275)	-
Non-Deductible Expenses	2	(5)	5
Other	(1)	(16)	13
Total Tax Expense (Recovery) From Continuing Operations	**(1,010)**	(52)	(343)
Effective Tax Rate	**25.7%**	(2.3)%	42.8%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

The analysis of deferred income tax liabilities and deferred income tax assets is as follows:

For the years ended December 31,	2018	2017
Deferred Income Tax Liabilities		
Deferred Income Tax Liabilities to be Settled Within 12 Months	47	186
Deferred Income Tax Liabilities to be Settled After More Than 12 Months	5,498	6,229
	5,545	6,415
Deferred Income Tax Assets		
Deferred Income Tax Assets to be Recovered Within 12 Months	(57)	(374)
Deferred Income Tax Assets to be Recovered After More Than 12 Months	(627)	(428)
	(684)	(802)
Net Deferred Income Tax Liability	4,861	5,613

The deferred income tax assets and liabilities to be settled within 12 months represents Management's estimate of the timing of the reversal of temporary differences and may not correlate to the current income tax expense of the subsequent year.

The movement in deferred income tax liabilities and assets, without taking into consideration the offsetting of balances within the same tax jurisdiction, is:

Deferred Income Tax Liabilities	PP&E	Timing of Partnership Items	Risk Management	Other	Total
As at December 31, 2016	3,146	-	6	1	3,153
Charged (Credited) to Earnings	625	164	11	1	801
Charged (Credited) to Purchase Price Allocation	2,506	-	-	-	2,506
Charged (Credited) to OCI	(45)	-	-	-	(45)
As at December 31, 2017	6,232	164	17	2	6,415
Charged (Credited) to Earnings	(836)	(164)	27	49	(924)
Charged (Credited) to OCI	54	-	-	-	54
As at December 31, 2018	5,450	-	44	51	5,545

Deferred Income Tax Assets	Unused Tax Losses	Timing of Partnership Items	Risk Management	Other	Total
As at December 31, 2016	(270)	-	(85)	(213)	(568)
Charged (Credited) to Earnings	67	-	(198)	(87)	(218)
Charged (Credited) to Share Capital	-	-	-	(28)	(28)
Charged (Credited) to OCI	12	-	-	-	12
As at December 31, 2017	(191)	-	(283)	(328)	(802)
Charged (Credited) to Earnings	(159)	-	282	8	131
Charged (Credited) to OCI	(7)	-	-	(6)	(13)
As at December 31, 2018	(357)	-	(1)	(326)	(684)

Net Deferred Income Tax Liabilities	Total
Net Deferred Income Tax Liabilities as at December 31, 2016	2,585
Charged (Credited) to Earnings	583
Charged (Credited) to Purchase Price Allocation	2,506
Charged (Credited) to Share Capital	(28)
Charged (Credited) to OCI	(33)
Net Deferred Income Tax Liabilities as at December 31, 2017	5,613
Charged (Credited) to Earnings	(793)
Charged (Credited) to OCI	41
Net Deferred Income Tax Liabilities as at December 31, 2018	4,861

No deferred tax liability has been recognized as at December 31, 2018 and 2017 on temporary differences associated with investments in subsidiaries and joint arrangements where the Company can control the timing of the reversal of the temporary difference and the reversal is not probable in the foreseeable future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

The approximate amounts of tax pools available, including tax losses, are:

As at December 31,	2018	2017
Canada	7,935	8,317
United States	1,391	1,714
	9,326	10,031

As at December 31, 2018, the above tax pools included $1,375 million (2017 – $73 million) of Canadian federal non-capital losses and $nil (2017 – $593 million) of U.S. federal net operating losses. These losses expire no earlier than 2033.

Also included in the December 31, 2018 tax pools are Canadian net capital losses totaling $8 million (2017 – $8 million), which are available for carry forward to reduce future capital gains. All of these net capital losses are unrecognized as a deferred income tax asset as at December 31, 2018 (2017 – $8 million). Recognition is dependent on future capital gains. The Company has not recognized $661 million (2017 – $293 million) of net capital losses associated with unrealized foreign exchange losses on its U.S. denominated debt.

13. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share — Basic and Diluted

For the years ended December 31,	2018	2017	2016
Earnings (Loss) From:			
Continuing Operations	(2,916)	2,268	(459)
Discontinued Operations	247	1,098	(86)
Net Earnings (Loss)	(2,669)	3,366	(545)
Basic - Weighted Average Number of Shares (millions)	1,228.8	1,102.5	833.3
Dilutive Effect of Cenovus NSRs	0.4	-	-
Diluted - Weighted Average Number of Shares	1,229.2	1,102.5	833.3
Basic and Diluted Earnings (Loss) Per Share From: ($)			
Continuing Operations	(2.37)	2.06	(0.55)
Discontinued Operations	0.20	0.99	(0.10)
Net Earnings (Loss) Per Share	(2.17)	3.05	(0.65)

As at December 31, 2018, 34 million NSRs (2017 – 43 million; 2016 – 42 million) and no TSARs (2017 – 81 thousand; 2016 – 3 million) were excluded from the diluted weighted average number of shares as their effect would have been anti-dilutive or their exercise prices exceed the market price of Cenovus's common shares. These instruments could potentially dilute earnings per share in the future. For further information on the Company's stock-based compensation plans, see Note 30.

B) Dividends Per Share

For the year ended December 31, 2018, the Company paid cash dividends of $245 million or $0.20 per share, all of which were paid in cash (2017 – $225 million or $0.20 per share; 2016 – $166 million or $0.20 per share). The Cenovus Board of Directors declared a first quarter dividend of $0.05 per share, payable on March 29, 2019, to common shareholders of record as of March 15, 2019.

14. CASH AND CASH EQUIVALENTS

As at December 31,	2018	2017
Cash	155	547
Short-Term Investments	626	63
	781	610

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

15. ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at December 31,	2018	2017
Accruals	614	1,379
Prepaids and Deposits	45	64
Partner Advances	237	94
Trade	251	193
Joint Operations Receivables	37	51
Other	54	49
	1,238	1,830

16. INVENTORIES

As at December 31,	2018	2017
Product		
Refining and Marketing	703	894
Oil Sands	223	414
Deep Basin	-	2
Conventional	-	2
Parts and Supplies	87	77
	1,013	1,389

During the year ended December 31, 2018, approximately $15,664 million of produced and purchased inventory was recorded as an expense (2017 – $12,856 million; 2016 – $9,964 million).

As a result of a decline in refined product prices, Cenovus recorded a write-down of its product inventory of $47 million from cost to net realizable value as at December 31, 2018.

17. EXPLORATION AND EVALUATION ASSETS

	Total
As at December 31, 2016	1,585
Additions	147
Acquisition (Note 9) [1]	3,608
Transfers to Assets Held for Sale (Note 11)	(316)
Transfers to PP&E (Note 18)	(6)
Exploration Expense (Note 10)	(890)
Change in Decommissioning Liabilities	5
Other	19
Divestitures [1]	(479)
As at December 31, 2017	3,673
Additions	374
Transfers to Assets Held for Sale (Note 11)	(1)
Transfers from Assets Held for Sale (Note 11)	46
Exploration Expense (Note 10)	(2,123)
Change in Decommissioning Liabilities	(8)
Divestitures	(1,176)
As at December 31, 2018	**785**

[1] *In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and re-acquired it at fair value as required by IFRS 3.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

18. PROPERTY, PLANT AND EQUIPMENT, NET

| | Upstream Assets | | | | |
	Development & Production	Other Upstream	Refining Equipment	Other [1]	Total
COST					
As at December 31, 2016	31,941	333	5,259	1,074	38,607
Additions	1,324	-	168	89	1,581
Acquisitions (Note 9) [2]	26,317	-	-	-	26,317
Transfers from E&E Assets (Note 17)	6	-	-	-	6
Transfers to Assets Held for Sale (Note 11)	(19,719)	-	-	-	(19,719)
Change in Decommissioning Liabilities	(67)	-	-	3	(64)
Exchange Rate Movements and Other	(28)	-	(364)	1	(391)
Divestitures (Notes 8 and 11) [2]	(12,333)	-	(2)	-	(12,335)
As at December 31, 2017	**27,441**	**333**	**5,061**	**1,167**	**34,002**
Additions	1,065	-	204	61	1,330
Transfers from Assets Held for Sale (Note 11)	469	-	-	-	469
Change in Decommissioning Liabilities	(279)	-	(3)	(3)	(285)
Exchange Rate Movements and Other	(6)	-	370	-	364
Divestitures (Note 8)	(644)	-	-	(12)	(656)
As at December 31, 2018	**28,046**	**333**	**5,632**	**1,213**	**35,224**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2016	20,088	308	1,076	709	22,181
DD&A	1,653	23	209	68	1,953
Impairment Losses (Note 10)	77	-	-	-	77
Transfers to Assets Held for Sale (Note 11)	(16,120)	-	-	-	(16,120)
Exchange Rate Movements and Other	17	-	(91)	1	(73)
Divestitures (Notes 8 and 11) [2]	(3,611)	-	(1)	-	(3,612)
As at December 31, 2017	**2,104**	**331**	**1,193**	**778**	**4,406**
DD&A	1,874	2	217	64	2,157
Transfers from Assets Held for Sale (Note 11)	35	-	-	-	35
Impairment Losses (Note 10)	106	-	-	-	106
Impairment Reversals (Note 10)	(132)	-	-	-	(132)
Exchange Rate Movements and Other	(31)	-	32	-	1
Divestitures (Note 8)	(38)	-	-	(9)	(47)
As at December 31, 2018	**3,918**	**333**	**1,442**	**833**	**6,526**
CARRYING VALUE					
As at December 31, 2016	11,853	25	4,183	365	16,426
As at December 31, 2017	25,337	2	3,868	389	29,596
As at December 31, 2018	**24,128**	**-**	**4,190**	**380**	**28,698**

[1] Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.
[2] In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and re-acquired it at fair value as required by IFRS 3. The carrying value of the pre-existing interest in FCCL was $8,602 million.

PP&E includes the following amounts in respect of assets under construction and not subject to DD&A:

As at December 31,	2018	2017
Development and Production	1,818	1,809
Refining Equipment	181	131
	1,999	1,940

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

19. OTHER ASSETS

As at December 31,	2018	2017
Equity Investments	38	37
Long-Term Receivables	12	11
Prepaids	8	9
Other	6	14
	64	71

20. GOODWILL

As at December 31,	2018	2017
Carrying Value, Beginning of Year	2,272	242
Goodwill Recognized on Acquisition (Note 9)	-	2,030
Carrying Value, End of Year	2,272	2,272

As at December 31, 2018 and 2017, the carrying amount of goodwill was associated with the Company's Primrose (Foster Creek) CGU and Christina Lake CGU was $1,171 million and $1,101 million, respectively.

For the purposes of impairment testing, goodwill is allocated to the CGU to which it relates. The assumptions used to test Cenovus's goodwill for impairment as at December 31, 2018 are consistent to those disclosed in Note 10.

21. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2018	2017
Accruals	675	2,006
Trade	767	337
Interest	80	86
Partner Advances	237	94
Employee Long-Term Incentives	36	52
Joint Operations Payable	3	12
Other	35	40
	1,833	2,627

22. LONG-TERM DEBT AND CAPITAL STRUCTURE

As at December 31,	Notes	2018	2017
Revolving Term Debt [(1)]	A	-	-
U.S. Dollar Denominated Unsecured Notes	B	9,241	9,597
Total Debt Principal		9,241	9,597
Debt Discounts and Transaction Costs		(77)	(84)
Long-Term Debt		9,164	9,513
Less: Current Portion		682	-
Long-Term Portion		8,482	9,513

(1) Revolving term debt may include Bankers' Acceptances, London Interbank Offered Rate ("LIBOR") based loans, prime rate loans and U.S. base rate loans.

The weighted average interest rate on outstanding debt for the year ended December 31, 2018 was 5.1 percent (2017 – 4.9 percent).

A) Revolving Term Debt

Cenovus has in place a committed credit facility that consists of a $1.2 billion tranche and a $3.3 billion tranche. On October 17, 2018, the Company extended the maturity date of the $1.2 billion tranche from November 30, 2020 to November 30, 2021 and the maturity date of the $3.3 billion tranche from November 30, 2021 to November 30, 2022. Borrowings are available by way of Bankers' Acceptances, LIBOR based loans, prime rate loans or U.S. base rate loans. As at December 31, 2018, there were no amounts drawn on Cenovus's committed credit facility (2017 – $nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

B) Unsecured Notes

Unsecured notes are composed of:

As at December 31,	2018 US$ Principal Amount	2018 Total C$ Equivalent	2017 US$ Principal Amount	2017 Total C$ Equivalent
5.70% due October 15, 2019	500	682	1,300	1,631
3.00% due August 15, 2022	500	682	500	627
3.80% due September 15, 2023	450	614	450	565
4.25% due April 15, 2027	1,171	1,597	1,200	1,505
5.25% due June 15, 2037	700	955	700	878
6.75% due November 15, 2039	1,400	1,910	1,400	1,756
4.45% due September 15, 2042	744	1,015	750	941
5.20% due September 15, 2043	350	477	350	439
5.40% due June 15, 2047	959	1,309	1,000	1,255
	6,774	9,241	7,650	9,597

On October 29, 2018, the Company redeemed US$800 million of its US$1,300 million unsecured notes due October 15, 2019. A redemption premium of US$20 million and associated unamortized discount and debt issue costs of $1 million were recognized in 2018.

In December 2018, the Company paid US$69 million to repurchase a portion of its unsecured notes with a principal amount of US$76 million. A gain on the repurchase of $9 million was recorded in finance costs. Subsequent to December 31, 2018, the Company repurchased a further US$324 million of its unsecured notes for cash of US$300 million (see Note 37).

In connection with the Acquisition, the Company completed an offering in the U.S. on April 7, 2017 for US$2.9 billion of senior unsecured notes issued in three tranches, US$1.2 billion 4.25 percent senior unsecured notes due April 2027, US$700 million 5.25 percent senior unsecured notes due June 2037, and US$1.0 billion 5.40 percent senior unsecured notes due June 2047 (collectively, the "2017 Notes"). In the fourth quarter of 2017, the Company completed an exchange offer ("Exchange Offering") whereby substantially all of the 2017 Notes were exchanged for notes registered under the Securities Act of 1933 with essentially the same terms and provisions as the 2017 Notes. The Exchange Offering has been treated as a modification for accounting purposes and not an extinguishment.

The Company has in place a base shelf prospectus that allows the Company to offer from time to time up to US$7.5 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus is available to ConocoPhillips to offer, should they so choose from time to time, the common shares they acquired in connection with the Acquisition. The base shelf prospectus will expire in November 2019. As at December 31, 2018, US$4.6 billion remains available under the base shelf prospectus. Offerings under the base shelf prospectus are subject to market conditions.

As at December 31, 2018, the Company is in compliance with all of the terms of its debt agreements.

C) Asset Sale Bridge Credit Facility

In connection with the Acquisition, Cenovus borrowed $3.6 billion under a committed asset sale bridge credit facility. Net proceeds from the sale of the Company's Conventional segment assets (see Note 11) and cash on hand were used to repay and retire the committed asset bridge credit facility prior to December 31, 2017.

D) Mandatory Debt Payments as at December 31, 2018

	US$ Principal Amount	Total C$ Equivalent
2019	500	682
2020	-	-
2021	-	-
2022	500	682
2023	450	614
Thereafter	5,324	7,263
	6,774	9,241

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

E) Capital Structure

Cenovus's capital structure objectives remain unchanged from previous periods. Cenovus's capital structure consists of shareholders' equity plus Net Debt. Net Debt includes the Company's short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facility or repay existing debt, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt, or issue new shares.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA") and Net Debt to Capitalization. These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times. At different points within the economic cycle, Cenovus expects this ratio may periodically be above the target. Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreement.

Net Debt to Adjusted EBITDA

As at December 31,	2018	2017	2016
Current Portion of Long-Term Debt	682	-	-
Long-Term Debt	8,482	9,513	6,332
Less: Cash and Cash Equivalents	(781)	(610)	(3,720)
Net Debt	8,383	8,903	2,612
Net Earnings (Loss)	(2,669)	3,366	(545)
Add (Deduct):			
Finance Costs	628	725	492
Interest Income	(19)	(62)	(52)
Income Tax Expense (Recovery)	(920)	352	(382)
DD&A	2,131	2,030	1,498
E&E Write-Down	2,123	890	2
Unrealized (Gain) Loss on Risk Management	(1,249)	729	554
Foreign Exchange (Gain) Loss, Net	854	(812)	(198)
Revaluation (Gain)	-	(2,555)	-
Re-measurement of Contingent Payment	50	(138)	-
(Gain) Loss on Discontinuance	(301)	(1,285)	-
(Gain) Loss on Divestitures of Assets	795	1	6
Other (Income) Loss, Net	(12)	(5)	34
Adjusted EBITDA	1,411	3,236	1,409
Net Debt to Adjusted EBITDA	**5.9x**	2.8x	1.9x

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

Net Debt to Capitalization

As at December 31,	2018	2017	2016
Net Debt	8,383	8,903	2,612
Shareholders' Equity	17,468	19,981	11,590
	25,851	28,884	14,202
Net Debt to Capitalization	32%	31%	18%

Under the terms of Cenovus's committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

23. CONTINGENT PAYMENT

	2018	2017
Contingent Payment, Beginning of Year	206	-
Initial Recognition on Acquisition (Note 9)	-	361
Re-measurement [1]	50	(138)
Liabilities Settled or Payable	(124)	(17)
Contingent Payment, End of Year	132	206
Less: Current Portion	15	38
Long-Term Portion	117	168

[1] Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

For the year ended December 31, 2018, $124 million was payable under the contingent payment agreement (2017 – $17 million).

24. ONEROUS CONTRACT PROVISIONS

	2018	2017
Onerous Contract Provisions, Beginning of Year	45	53
Liabilities Incurred	684	8
Liabilities Settled	(21)	(16)
Change in Assumptions	2	-
Change in Discount Rate	(57)	-
Unwinding of Discount on Onerous Contract Provisions	10	-
Onerous Contract Provisions, End of Year	663	45
Less: Current Portion	50	8
Long-Term Portion	613	37

The provision for onerous contracts relates to onerous operating leases and operating costs for office space in Calgary, Alberta. The provision represents the present value of the difference between the future lease payments that Cenovus is obligated to make under the non-cancellable lease contracts and the estimated sublease recoveries, discounted at the credit-adjusted risk-free rate of between 4.0 and 5.7 percent (2017 – 3.5 and 4.4 percent). The onerous contract provision is expected to be settled in periods up to and including the year 2040. The estimate may vary as a result of changes in the use of the leased office space and sublease arrangements, where applicable.

Sensitivities

Changes to the credit-adjusted risk-free rate or the estimated sublease recoveries would have the following impact on the provision:

As at December 31, 2018	Sensitivity Range	Increase	Decrease
Credit-Adjusted Risk-Free Rate	± one percent	(46)	52
Estimated Sublease Recovery	± five percent	(40)	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

25. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal. The aggregate carrying amount of the obligation is:

	2018	2017
Decommissioning Liabilities, Beginning of Year	1,029	1,847
Liabilities Incurred	8	20
Liabilities Acquired (Note 9) [1]	-	944
Liabilities Settled	(44)	(70)
Liabilities Disposed [1]	(30)	(139)
Transfers (to) from Liabilities Related to Assets Held for Sale (Note 11)	149	(1,621)
Change in Estimated Future Cash Flows	(136)	(155)
Change in Discount Rate	(165)	76
Unwinding of Discount on Decommissioning Liabilities	63	128
Foreign Currency Translation	1	(1)
Decommissioning Liabilities, End of Year	**875**	1,029

[1]   In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and reacquired it at fair value as required by IFRS.

As at December 31, 2018, the undiscounted amount of estimated future cash flows required to settle the obligation is $5,163 million (2017 – $3,360 million), which has been discounted using a credit-adjusted risk-free rate of 6.5 percent (2017 – 5.3 percent) and an inflation rate of two percent (2017 – two percent). Most of these obligations are not expected to be paid for several years, or decades, and are expected to be funded from general resources at that time. The Company expects to settle approximately $50 million to $55 million of decommissioning liabilities over the next year. Revisions in estimated future cash flows resulted from a change in the timing of decommissioning liabilities over the estimated life of the reserves, partially offset by an increase in cost estimates.

Sensitivities

Changes to the credit-adjusted risk-free rate or the inflation rate would have the following impact on the decommissioning liabilities:

	2018		2017	
As at December 31,	Credit-Adjusted Risk-Free Rate	Inflation Rate	Credit-Adjusted Risk-Free Rate	Inflation Rate
One Percent Increase	(138)	196	(98)	197
One Percent Decrease	188	(145)	192	(103)

26. OTHER LIABILITIES

As at December 31,	2018	2017
Employee Long-Term Incentives	41	43
Pension and Other Post-Employment Benefit Plan (Note 27)	75	62
Other	42	31
	158	136

27. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The Company provides employees with a pension that includes either a defined contribution or defined benefit component and other post-employment benefit plan. Most of the employees participate in the defined contribution pension. Employees who meet certain criteria may elect to move from the current defined contribution component to a defined benefit component for their future service.

The defined benefit pension provides pension benefits at retirement based on years of service and final average earnings. Future enrollment is limited to eligible employees who meet certain criteria. The Company's OPEB provides certain retired employees with health care and dental benefits until age 65 and life insurance benefits.

The Company is required to file an actuarial valuation of its registered defined benefit pension with the provincial regulator at least every three years. The most recently filed valuation was dated December 31, 2017 and the next required actuarial valuation will be as at December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

A) Defined Benefit and OPEB Plan Obligation and Funded Status

Information related to defined benefit pension and OPEB plans, based on actuarial estimations, is:

	Pension Benefits		OPEB	
As at December 31,	2018	2017	2018	2017
Defined Benefit Obligation				
Defined Benefit Obligation, Beginning of Year	181	173	22	23
Current Service Costs	13	14	1	2
Interest Costs [1]	6	7	1	1
Benefits Paid	(33)	(8)	(2)	(1)
Plan Participant Contributions	2	2	-	-
Past Service Costs – Curtailments	(2)	(6)	-	(1)
Re-measurements:				
(Gains) Losses from Experience Adjustments	-	1	-	-
(Gains) Losses from Changes in Demographic Assumptions	-	-	-	(1)
(Gains) Losses from Changes in Financial Assumptions	-	(2)	(1)	(1)
Defined Benefit Obligation, End of Year	167	181	21	22
Plan Assets				
Fair Value of Plan Assets, Beginning of Year	141	125	-	-
Employer Contributions	6	9	-	-
Plan Participant Contributions	2	2	-	-
Benefits Paid	(33)	(8)	-	-
Interest Income [1]	4	4	-	-
Re-measurements:				
Return on Plan Assets (Excluding Interest Income)	(7)	9	-	-
Fair Value of Plan Assets, End of Year	113	141	-	-
Pension and OPEB (Liability) [2]	(54)	(40)	(21)	(22)

[1] Based on the discount rate of the defined benefit obligation at the beginning of the year.
[2] Pension and OPEB liabilities are included in other liabilities on the Consolidated Balance Sheets.

The weighted average duration of the defined benefit pension and OPEB obligations are 15 years and 10 years, respectively.

B) Pension and OPEB Costs

	Pension Benefits			OPEB		
For the years ended December 31,	2018	2017	2016	2018	2017	2016
Defined Benefit Plan Cost						
Current Service Costs	13	14	14	1	2	(3)
Past Service Costs – Curtailments	(2)	(6)	-	-	(1)	-
Net Settlement Costs	-	-	-	-	-	-
Net Interest Costs	3	3	4	1	1	1
Re-measurements:						
Return on Plan Assets (Excluding Interest Income)	7	(9)	(3)	-	-	-
(Gains) Losses from Experience Adjustments	-	1	-	-	-	-
(Gains) Losses from Changes in Demographic Assumptions	-	-	-	-	(1)	-
(Gains) Losses from Changes in Financial Assumptions	-	(2)	7	(1)	(1)	-
Defined Benefit Plan Cost (Recovery)	21	1	22	1	-	(2)
Defined Contribution Plan Cost	22	27	25	-	-	-
Total Plan Cost	43	28	47	1	-	(2)

C) Investment Objectives and Fair Value of Plan Assets

The objective of the asset allocation is to manage the funded status of the plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effect on both contribution requirements and pension expense. The long-term return is expected to achieve or exceed the return from a composite benchmark comprised of passive investments in appropriate market indices. The asset allocation structure is subject to diversification requirements and constraints which reduce risk by limiting exposure to individual equity investment and credit rating categories.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

The allocation of assets between the various types of investment funds is monitored quarterly and is re-balanced as necessary. The asset allocation structure targets an investment of 50 to 75 percent in equity securities, 25 to 35 percent in fixed income assets, zero to 15 percent in real estate assets and zero to 10 percent in cash and cash equivalents.

The Company does not use derivative instruments to manage the risks of its plan assets. There has been no change in the process used by the Company to manage these risks from prior periods.

The fair value of the plan assets is:

As at December 31,	2018	2017
Equity Funds	70	89
Bond Funds	29	29
Non-Invested Assets	12	11
Real Estate Funds	-	9
Cash and Cash Equivalents	2	3
	113	141

Fair value of equities and bonds are based on the trading price of the underlying funds. The fair value of the non-invested assets is the discounted value of the expected future payments. The fair value of the real estate funds reflects the market value and the fund manager's appraisal value of the assets.

Equity funds do not include any direct investments in Cenovus shares.

D) Funding

The defined benefit pension is funded in accordance with federal and provincial government pension legislation, where applicable. Contributions are made to trust funds administered by an independent trustee. The Company's contributions to the defined benefit pension plan are based on the most recent actuarial valuation as at December 31, 2017, and direction of the Management Pension Committee and Human Resources and Compensation Committee of the Board of Directors.

Employees participating in the defined benefit pension are required to contribute four percent of their pensionable earnings, up to an annual maximum, and the Company provides the balance of the funding necessary to ensure benefits will be fully provided for at retirement. The expected employer contributions for the year ended December 31, 2019 are $6 million for the defined benefit pension plan. The OPEB is funded on an as required basis.

E) Actuarial Assumptions and Sensitivities

Actuarial Assumptions

The principal weighted average actuarial assumptions used to determine benefit obligations and expenses are as follows:

	Pension Benefits			OPEB		
For the years ended December 31,	2018	2017	2016	2018	2017	2016
Discount Rate	3.50%	3.50%	3.75%	3.50%	3.25%	3.75%
Future Salary Growth Rate	3.88%	3.81%	3.80%	5.08%	5.08%	5.15%
Average Longevity (years)	88.2	88.0	87.9	88.1	88.0	87.9
Health Care Cost Trend Rate	N/A	N/A	N/A	6.00%	6.00%	7.00%

The discount rates are determined with reference to market yields on high quality corporate debt instruments of similar duration to the benefit obligations at the end of the reporting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

Sensitivities

The sensitivity of the defined benefit and OPEB obligation to changes in relevant actuarial assumptions is:

	2018		2017	
As at December 31,	**Increase**	**Decrease**	Increase	Decrease
One Percent Change:				
Discount Rate	**(25)**	**31**	(28)	36
Future Salary Growth Rate	**3**	**(2)**	3	(3)
Health Care Cost Trend Rate	**1**	**(1)**	1	(1)
One Year Change in Assumed Life Expectancy	**3**	**(3)**	4	(4)

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant; however, the changes in some assumptions may be correlated. The same methodologies have been used to calculate the sensitivity of the defined benefit obligation to significant actuarial assumptions as have been applied when calculating the defined benefit pension liability recorded on the Consolidated Balance Sheets.

F) Risks

Through its defined benefit pension and OPEB plans, the Company is exposed to actuarial risks, such as longevity risk, interest rate risk, investment risk and salary risk.

Longevity Risk

The present value of the defined benefit plan obligation is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of participants will increase the defined benefit plan obligation.

Interest Rate Risk

A decrease in corporate bond yields will increase the defined benefit plan obligation, although this will be partially offset by an increase in the return on debt holdings.

Investment Risk

The present value of the defined benefit plan obligation is calculated using a discount rate determined by reference to high quality corporate bond yields. If the return on plan assets is below this rate, a plan deficit will result. Due to the long-term nature of the plan liabilities, a higher portion of the plan assets are invested in equity securities than in debt instruments and real estate.

Salary Risk

The present value of the defined benefit plan obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the defined benefit obligation.

28. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

B) Issued and Outstanding

	2018		2017	
As at December 31,	**Number of Common Shares** (thousands)	**Amount**	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	**1,228,790**	**11,040**	833,290	5,534
Common Shares Issued, Net of Issuance Costs and Tax	**-**	**-**	187,500	2,927
Common Shares Issued to ConocoPhillips	**-**	**-**	208,000	2,579
Outstanding, End of Year	**1,228,790**	**11,040**	1,228,790	11,040

In connection with the Acquisition (see Note 9), Cenovus closed a bought-deal common share financing on April 6, 2017 for 187.5 million common shares, raising gross proceeds of $3.0 billion ($2.9 billion net of $101 million of share issuance costs).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

In addition, the Company issued 208 million common shares to ConocoPhillips on May 17, 2017 as partial consideration for the Acquisition. ConocoPhillips is restricted from nominating new members to Cenovus's Board of Directors and must vote its Cenovus common shares in accordance with Management's recommendations or abstain from voting until such time ConocoPhillips owns 3.5 percent or less of the then outstanding common shares of Cenovus. As at December 31, 2018, ConocoPhillips continued to hold these common shares.

There were no preferred shares outstanding as at December 31, 2018 (2017 – nil).

As at December 31, 2018, there were 23 million (2017 – 15 million) common shares available for future issuance under the stock option plan.

C) Paid in Surplus

Cenovus's paid in surplus reflects the Company's retained earnings prior to the split of Encana Corporation ("Encana") under the plan of arrangement into two independent energy companies, Encana and Cenovus (pre-arrangement earnings). In addition, paid in surplus includes stock-based compensation expense related to the Company's NSRs discussed in Note 30A.

	Pre-Arrangement Earnings	Stock-Based Compensation	Total
As at December 31, 2016	4,086	264	4,350
Stock-Based Compensation Expense	-	11	11
As at December 31, 2017	4,086	275	4,361
Stock-Based Compensation Expense	-	6	6
As at December 31, 2018	**4,086**	**281**	**4,367**

29. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Foreign Currency Translation Adjustment	Private Equity Instruments	Total
As at December 31, 2016	(13)	908	15	910
Other Comprehensive Income (Loss), Before Tax	12	(275)	(1)	(264)
Income Tax	(3)	-	-	(3)
As at December 31, 2017	(4)	633	14	643
Other Comprehensive Income (Loss), Before Tax	(5)	397	1	393
Income Tax	2	-	-	2
As at December 31, 2018	**(7)**	**1,030**	**15**	**1,038**

30. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Option exercise prices approximate the market value for the common shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years. Options expire after seven years.

Options issued by the Company on or after February 24, 2011 have associated NSRs. The NSRs, in lieu of exercising the option, give the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus's common shares at the time of exercise over the exercise price of the option.

The NSRs vest and expire under the same terms and conditions as the underlying options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

NSRs

The weighted average unit fair value of NSRs granted during the year ended December 31, 2018 was $2.43 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

Risk-Free Interest Rate	**1.90%**
Expected Dividend Yield	**1.66%**
Expected Volatility [1]	**28.47%**
Expected Life (years)	**4.50**

(1)   *Expected volatility has been based on historical share volatility of the Company and comparable industry peers.*

The following tables summarize information related to the NSRs:

As at December 31, 2018	Number of NSRs (thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	**42,727**	**29.40**
Granted	**3,950**	**9.76**
Forfeited	**(8,281)**	**29.34**
Expired	**(3,912)**	**37.17**
Outstanding, End of Year	**34,484**	**26.29**

	Outstanding NSRs			Exercisable NSRs	
As at December 31, 2018 **Range of Exercise Price** ($)	**Number of NSRs** (thousands)	**Weighted Average Remaining Contractual Life** (years)	**Weighted Average Exercise Price** ($)	**Number of NSRs** (thousands)	**Weighted Average Exercise Price** ($)
5.00 to 9.99	**3,190**	**6.2**	**9.48**	**-**	**-**
10.00 to 14.99	**3,449**	**5.6**	**14.03**	**827**	**14.77**
15.00 to 19.99	**2,869**	**4.3**	**19.49**	**1,723**	**19.49**
20.00 to 24.99	**3,202**	**3.1**	**22.26**	**3,202**	**22.26**
25.00 to 29.99	**9,255**	**2.1**	**28.39**	**9,255**	**28.39**
30.00 to 34.99	**7,669**	**1.2**	**32.64**	**7,669**	**32.64**
35.00 to 39.99	**4,850**	**0.1**	**38.67**	**4,850**	**38.67**
	34,484	**2.6**	**26.29**	**27,526**	**29.71**

B) Performance Share Units

Cenovus has granted PSUs to certain employees under its Performance Share Unit Plan for Employees. PSUs are whole share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. For PSUs prior to 2018, the number of PSUs eligible for payment is determined over three years based on the units granted multiplied by 30 percent after year one, 30 percent after year two and 40 percent after year three. The number of PSUs eligible for payment on and after 2018 is based on four performance periods over three years and the units granted are multiplied by 20 percent after year one, 20 percent after year two, 20 percent after year three and 40 percent after the fourth performance period through years one to three. All PSUs are eligible to vest based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

The Company has recorded a liability of $32 million as at December 31, 2018 (2017 – $37 million) in the Consolidated Balance Sheets for PSUs based on the market value of Cenovus's common shares at the end of the year. As PSUs are paid out upon vesting, the intrinsic value of vested PSUs was $nil as at December 31, 2018 and 2017.

The following table summarizes the information related to the PSUs held by Cenovus employees:

As at December 31, 2018	Number of PSUs (thousands)
Outstanding, Beginning of Year	**7,018**
Granted	**3,089**
Cancelled	**(4,155)**
Units in Lieu of Dividends	**111**
Outstanding, End of Year	**6,063**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

C) Restricted Share Units

Cenovus has granted RSUs to certain employees under its Restricted Share Unit Plan for Employees. RSUs are whole-share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. RSUs generally vest after three years.

RSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus's common shares at each period end. The fair value is recognized as stock-based compensation costs over the vesting period. Fluctuations in the fair value are recognized as stock-based compensation costs in the period they occur.

The Company has recorded a liability of $32 million as at December 31, 2018 (2017 – $41 million) in the Consolidated Balance Sheets for RSUs based on the market value of Cenovus's common shares at the end of the year. As RSUs are paid out upon vesting, the intrinsic value of vested RSUs was $nil as at December 31, 2018 and 2017.

The following table summarizes the information related to the RSUs held by Cenovus employees:

As at December 31, 2018	Number of RSUs (thousands)
Outstanding, Beginning of Year	6,785
Granted	4,400
Vested and Paid Out	(1,777)
Cancelled	(2,074)
Units in Lieu of Dividends	127
Outstanding, End of Year	**7,461**

D) Deferred Share Units

Under two Deferred Share Unit Plans, Cenovus directors, officers and certain employees may receive DSUs, which are equivalent in value to a common share of the Company. Eligible employees have the option to convert either zero, 25 or 50 percent of their annual bonus award into DSUs. DSUs vest immediately, are redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.

The Company has recorded a liability of $13 million as at December 31, 2018 (2017 – $17 million) in the Consolidated Balance Sheets for DSUs based on the market value of Cenovus's common shares at the end of the year. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

As at December 31, 2018	Number of DSUs (thousands)
Outstanding, Beginning of Year	1,440
Granted to Directors	215
Granted	24
Units in Lieu of Dividends	27
Redeemed	(346)
Outstanding, End of Year	**1,360**

E) Total Stock-Based Compensation

For the years ended December 31,	2018	2017	2016
NSRs	6	9	15
TSARs	-	-	(1)
PSUs	(6)	(7)	13
RSUs	9	3	13
DSUs	-	(11)	7
Stock-Based Compensation Expense (Recovery)	**9**	(6)	47
Stock-Based Compensation Costs Capitalized	**4**	3	12
Total Stock-Based Compensation	**13**	(3)	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

31. EMPLOYEE SALARIES AND BENEFIT EXPENSES

For the years ended December 31,	2018	2017	2016
Salaries, Bonuses and Other Short-Term Employee Benefits	580	606	500
Defined Contribution Pension Plan	18	19	16
Defined Benefit Pension Plan and OPEB	12	8	11
Stock-Based Compensation Expense (Note 30)	9	(6)	47
Termination Benefits	63	19	19
	682	646	593

32. RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management includes Directors (executive and non-executive), Executive Officers, Senior Vice-Presidents and Vice-Presidents. The compensation paid or payable to key management is:

For the years ended December 31,	2018	2017	2016
Salaries, Director Fees and Short-Term Benefits	34	26	27
Termination Benefits	9	4	-
Post-Employment Benefits	3	4	4
Stock-Based Compensation	5	6	4
	51	40	35

Post-employment benefits represent the present value of future pension benefits earned during the year. Stock-based compensation includes the costs recorded during the year associated with stock options, NSRs, TSARs, PSUs, RSUs and DSUs.

33. FINANCIAL INSTRUMENTS

Cenovus's financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, private equity instruments, long-term receivables, accounts payable and accrued liabilities, risk management assets and liabilities, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at December 31, 2018, the carrying value of Cenovus's debt was $9,164 million and the fair value was $8,431 million (2017 carrying value – $9,513 million; fair value – $10,061 million).

Equity investments classified at FVOCI comprise equity investments in private companies. The Company classified certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company's operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. There was an increase of $1 million in the fair value of the Company's private equity instruments in the twelve months ended December 31, 2018. The following table provides a reconciliation of changes in the fair value of equity investments classified at FVOCI:

As at December 31,	2018	2017
Fair Value, Beginning of Year	37	35
Net Acquisition of Investments	-	3
Change in Fair Value [1]	1	(1)
Fair Value, End of Year	38	37

[1] Changes in fair value are recorded in OCI.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil swaps and options, as well as condensate, foreign exchange and interest rate swaps. Crude oil, condensate and, if entered into, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

| | 2018 | | | 2017 | | |
| | **Risk Management** | | | Risk Management | | |
As at December 31,	**Asset**	**Liability**	**Net**	Asset	Liability	Net
Crude Oil	**156**	**2**	**154**	63	1,031	(968)
Foreign Exchange	**-**	**1**	**(1)**	-	-	-
Interest Rate	**7**	**-**	**7**	2	20	(18)
Total Fair Value	**163**	**3**	**160**	65	1,051	(986)

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	**2018**	2017
Level 2 – Prices Sourced From Observable Data or Market Corroboration	**160**	(986)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities:

	2018	2017
Fair Value of Contracts, Beginning of Year	**(986)**	(291)
Fair Value of Contracts Realized During the Year [1]	**1,554**	200
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Year	**(305)**	(929)
Unamortized (Amortized) Premium on Put Options	**(16)**	16
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	**(87)**	18
Fair Value of Contracts, End of Year	**160**	(986)

[1] Includes a realized loss of $nil million (2017 – $33 million gain) related to the Conventional segment which is included in discontinued operations.

Financial assets and liabilities are offset only if Cenovus has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. Cenovus offsets risk management assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. No additional unrealized risk management positions are subject to an enforceable master netting arrangement or similar agreement that are not otherwise offset.

The following table provides a summary of the Company's offsetting risk management positions:

| | 2018 | | | 2017 | | |
| | **Risk Management** | | | Risk Management | | |
As at December 31,	**Asset**	**Liability**	**Net**	Asset	Liability	Net
Recognized Risk Management Positions						
Gross Amount	**277**	**117**	**160**	135	1,121	(986)
Amount Offset	**(114)**	**(114)**	**-**	(70)	(70)	-
Net Amount per Consolidated Financial Statements	**163**	**3**	**160**	65	1,051	(986)

The derivative liabilities do not have credit risk-related contingent features. Due to credit practices that limit transactions according to counterparties' credit quality, the change in fair value through profit or loss attributable to changes in the credit risk of financial liabilities is immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

Cenovus pledges cash collateral with respect to certain of these risk management contracts, which is not offset against the related financial liability. The amount of cash collateral required will vary daily over the life of these risk management contracts as commodity prices change. Additional cash collateral is required if, on a net basis, risk management payables exceed risk management receivables on a particular day. There were no amounts pledged as collateral as at December 31, 2018. As at December 31, 2017, $26 million was pledged as collateral and was not able to be withdrawn.

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 3.9 percent. Fair value of the contingent payment has been calculated by Cenovus's internal valuation team which consists of individuals who are knowledgeable and have experience in fair value techniques. As at December 31, 2018, the fair value of the contingent payment was estimated to be $132 million.

As at December 31, 2018, average WCS forward pricing for the remaining term of the contingent payment is C$38.87 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates used to value the contingent payment was 32 percent and eight percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at December 31, 2018	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per bbl	**(104)**	**71**
WTI Option Volatility	± five percent	**(57)**	**51**
Canadian per U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	**1**	**(12)**

As at December 31, 2017	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per bbl	(167)	111
WTI Option Volatility	± five percent	(95)	85
Canadian per U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	2	(27)

D) Earnings Impact of (Gains) Losses From Risk Management Positions

For the years ended December 31,	2018	2017	2016
Realized (Gain) Loss [1]	**1,554**	167	(153)
Unrealized (Gain) Loss [2]	**(1,249)**	729	554
(Gain) Loss on Risk Management From Continuing Operations	**305**	896	401

[1] Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates. Excludes realized risk management loss of $nil in 2018 (2017 – $33 million loss; 2016 – $58 million gain) that were classified as discontinued operations.
[2] Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

34. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. To manage exposure to interest rate volatility, the Company entered into interest rate swap contracts related to expected future debt issuances. As at December 31, 2018, Cenovus had a notional amount of US$150 million in interest rate swaps. To mitigate the Company's exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. As at December 31, 2018, there were US$45 million in foreign exchange contracts outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

Net Fair Value of Risk Management Positions

As at December 31, 2018	Notional Volumes	Terms	Average Price	Fair Value Asset (Liability)
Crude Oil Contracts				
WTI Collars	19,000 bbls/d	January – December 2019	US$50.00-US$62.08/bbl	52
Other Financial Positions [1]				102
Crude Oil Fair Value Position				154
Foreign Exchange Contracts				(1)
Interest Rate Swaps				7
Total Fair Value				160

[1] Other financial positions are part of ongoing operations to market the Company's production. In 2018, other financial positions consist of WCS and condensate futures, WTI fixed priced contracts and basis swaps.

A) Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of forward commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.

The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company's policy does not allow the use of derivative instruments for speculative purposes.

Crude Oil – The Company has used fixed price and basis swaps, put options and costless collars to partially mitigate its exposure to the commodity price risk on its crude oil sales. In addition, Cenovus has entered into a number of transactions to help protect against widening light/heavy crude oil price differentials.

Condensate – The Company has used fixed price and basis swaps to partially mitigate its exposure to the commodity price risk on its condensate purchases.

Natural Gas – The Company may enter into transactions to partially mitigate its natural gas commodity price risk. To help protect against widening natural gas price differentials in various production areas, Cenovus may also enter into transactions to manage the price differentials between production areas and various sales points.

Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to independent fluctuations in commodity prices, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices and interest rates on the Company's open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at December 31, 2018	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to WTI and Condensate Hedges	(78)	80
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	4	(4)

As at December 31, 2017	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to Brent, WTI and Condensate Hedges	(529)	507
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	11	(11)

B) Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus's financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

As disclosed in Note 7, Cenovus's foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada. As at December 31, 2018, Cenovus had US$6,774 million in U.S. dollar debt issued from Canada (2017 – US$7,650 million). In respect of these financial instruments, the impact of changes in the U.S. to Canadian dollar exchange rate would have resulted in a change to the foreign exchange (gain) loss as follows:

For the years ended December 31,	2018	2017
$0.05 Increase in the Canadian per U.S. Dollar Foreign Exchange Rate	339	383
$0.05 Decrease in the Canadian per U.S. Dollar Foreign Exchange Rate	(339)	(383)

As at December 31, 2018, the increase or decrease in net earnings for a $0.05 change in the U.S. per Canadian foreign exchange rate on the Company's foreign exchange contracts amounts to $4 million (2017 – $nil).

C) Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect earnings, cash flows and valuations. Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. In addition, to manage exposure to interest rate volatility, the Company entered into interest rate swap contracts. As at December 31, 2018, Cenovus had a notional amount of US$150 million (2017 – US$400 million) in interest rate swaps. In the fourth quarter of 2018, the Company unwound US$250 million of interest rate swaps, resulting in a risk management gain of $23 million. In respect of these financial instruments, the impact of changes in the interest rate would have resulted in a change to unrealized gains (losses) impacting earnings before income tax as follows:

For the years ended December 31,	2018	2017
50 Basis Points Increase	12	44
50 Basis Points Decrease	(13)	(50)

The Company does not have any floating rate debt as at December 31, 2018.

D) Credit Risk

Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee of the Board of Directors designed to ensure that its credit exposures are within an acceptable risk level as determined by the Company's Enterprise Risk Management Policy. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.

Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus's exposure to its counterparties is within credit policy tolerances.

In 2018, the Company applied IFRS 9's simplified approach to measuring ECL which uses a lifetime expected loss allowance for all account receivable and accrued revenue. As at December 31, 2018, approximately 90 percent of the Company's accruals, joint operations and trade receivables were investment grade (2017 – 89 percent), and as of December 31, 2018 and 2017, substantially all of the Company's accounts receivable were outstanding less than 60 days. The average expected credit loss on the Company's accruals, joint operations and trade receivable were 0.4 percent as at December 31, 2018. As at December 31, 2018, Cenovus had one counterparty (2017 – three counterparties) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net financial and physical contracts. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets, and long-term receivables is the total carrying value.

E) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit, which may be impacted by the Company's credit ratings. As disclosed in Note 22, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA of less than 2.0 times to manage the Company's overall debt position.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn credit facility capacity and availability under its shelf prospectus. As at December 31, 2018, Cenovus had $781 million in cash and cash equivalents, and $4.5 billion available on its committed credit facility. In addition, Cenovus has unused capacity of US$4.6 billion under a base shelf prospectus, the availability of which is dependent on market conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2018	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	1,833	-	-	-	**1,833**
Risk Management Liabilities [1]	3	-	-	-	**3**
Long-Term Debt [2]	1,152	862	2,138	13,256	**17,408**
Contingent Payment [3]	15	113	15	-	**143**
Other	-	1	1	2	**4**

As at December 31, 2017	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,627	-	-	-	2,627
Risk Management Liabilities [1]	1,031	20	-	-	1,051
Long-Term Debt [2]	494	2,527	1,429	13,309	17,759
Contingent Payment [3]	38	116	67	-	221
Other	-	1	1	2	4

(1) Risk management liabilities subject to master netting agreements.
(2) Principal and interest, including current portion.
(3) Refer to Note 33C for fair value assumptions.

35. SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31,	2018	2017	2016
Interest Paid	**564**	538	350
Interest Received	**19**	31	32
Income Taxes Paid	**116**	12	11

The following table provides a reconciliation of cash flows arising from financing activities:

	Dividends Payable	Current Portion of Long-Term Debt	Long-Term Debt
As at December 31, 2016	-	-	6,332
Changes From Financing Cash Flows:			
Issuance of Long-Term Debt	-	-	3,842
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	32
Issuance of Debt Under Asset Sale Bridge Facility	-	892	2,677
(Repayment) of Debt Under Asset Sale Bridge Facility	-	(900)	(2,700)
Dividends Paid	(225)	-	-
Non-Cash Changes:			
Dividends Declared	225	-	-
Foreign Exchange (Gain) Loss	-	-	(697)
Finance costs	-	8	28
Other	-	-	(1)
As at December 31, 2017	-	-	9,513
Changes From Financing Cash Flows:			
Dividends Paid	(245)	-	-
(Repayment) of Long-Term Debt	-	-	(1,144)
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	(20)
Non-Cash Changes:			
Dividends Declared	245	-	-
Current Portion of Long-Term Debt	-	682	(682)
Foreign Exchange (Gain) Loss	-	-	817
Finance Costs	-	-	(2)
As at December 31, 2018	**-**	**682**	**8,482**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

36. COMMITMENTS AND CONTINGENCIES

A) Commitments

Future payments for the Company's commitments are below. A commitment is an enforceable and legally binding agreement to make a payment in the future for the purchase of goods and services. These items exclude amounts recorded in the Consolidated Balance Sheets.

As at December 31, 2018	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage [1]	1,040	1,104	1,335	1,491	1,562	16,809	**23,341**
Operating Leases (Building Leases) [2]	104	73	78	74	77	1,425	**1,831**
Capital Commitments	21	2	1	-	-	-	**24**
Other Long-Term Commitments	148	81	45	37	32	147	**490**
Total Payments [3]	1,313	1,260	1,459	1,602	1,671	18,381	**25,686**

As at December 31, 2017	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage [1]	899	886	919	1,123	1,223	13,260	18,310
Operating Leases (Building Leases) [2]	155	146	142	141	140	2,305	3,029
Capital Commitments	16	2	-	-	-	-	18
Other Long-Term Commitments	109	39	32	28	25	122	355
Total Payments [3]	1,179	1,073	1,093	1,292	1,388	15,687	21,712

(1) *Includes transportation commitments of $14 billion (2017 – $9 billion) that are subject to regulatory approval or have been approved, but are not yet in service.*
(2) *Excludes committed payments for which a provision has been provided.*
(3) *Contracts undertaken on behalf of WRB are reflected at Cenovus's 50 percent interest.*

Commitments for various transportation arrangements increased $5 billion from 2017 primarily due to new contracts related to the Keystone XL pipeline, expanded freight and rail terminal and tank contracts, partially offset by a decrease in operating leases due to the provision recorded for onerous leases in 2018. Terms are up to 20 years subsequent to the date of commencement.

As at December 31, 2018, there were outstanding letters of credit aggregating $336 million issued as security for performance under certain contracts (2017 – $376 million).

In addition to the above, Cenovus's commitments related to its risk management program are disclosed in Note 34.

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Decommissioning Liabilities

Cenovus is responsible for the retirement of long-lived assets at the end of their useful lives. Cenovus has recorded a liability of $875 million, based on current legislation and estimated costs, related to its upstream properties, refining facilities and midstream facilities. Actual costs may differ from those estimated due to changes in legislation and changes in costs.

Income Tax Matters

The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at December 31, 2018, the estimated fair value of the contingent payment was $132 million (see Note 23).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2018

37. SUBSEQUENT EVENT

Subsequent to December 31, 2018, the Company repurchased a further US$324 million of its unsecured notes for cash of US$300 million. The remaining principal amounts of the Company's unsecured notes as at January 31, 2019 are:

As at January 31, 2019	US$ Principal Amount
5.70% due October 15, 2019	500
3.00% due August 15, 2022	500
3.80% due September 15, 2023	450
4.25% due April 15, 2027	1,061
5.25% due June 15, 2037	666
6.75% due November 15, 2039	1,400
4.45% due September 15, 2042	722
5.20% due September 15, 2043	300
5.40% due June 15, 2047	851
	6,450